





PROXY
STATEMENT
2024



March 14, 2024

DEAR FELLOW SHAREHOLDERS,

Thank you for your investment in JELD-WEN Holding, Inc. Our Company's senior management team, in close collaboration with our Board of Directors, is focused on strengthening JELD-WEN's foundation and enabling it to reach its full financial potential. To that end, we took several actions in 2023 to improve the financial performance of the business and deliver increased value to our shareholders.

To build trust with our shareholders, we are focused on consistently doing what we say. This past year we streamlined the Company, including divesting the Australasia business and using the proceeds to strengthen JELD-WEN's balance sheet, as well as other steps to consolidate our footprint and reduce overhead. Our focus is on our two regions, North America and Europe.

We are strengthening the foundation of our business by delivering on our promises, through transparency and accountability. We are taking our commitments seriously and are delivering on what we said we would do. We are managing for the long term, by taking actions now that ensure JELD-WEN will be a thriving leader in our industry. And, although there is still more work to be done, we are making progress, with a pipeline of initiatives across the Company to unlock value.

With the work ahead of us, it's essential to have the right team in place. We strengthened JELD-WEN's senior leadership team by making several key leadership appointments in 2023 and in early 2024, including a new general counsel, chief human resources officer and chief digital and information officer, along with new leaders for Europe and North America Doors and Distribution. These leaders bring fresh perspective and deep experience that will accelerate our growth.

We continue to strengthen company governance and add fresh perspectives to the Board with the addition of Michael Hilton and Antonella Franzen as directors.

As a former CEO for a publicly traded global manufacturing company, Mike brings extensive leadership, operations and strategy development expertise to our Board. Antonella, as the CFO of a $6 billion business segment of a global industrial company, brings expertise in finance, strategic development and cultural transformation to our Board.

JELD-WEN has a stronger operational and financial base from which to grow. As JELD-WEN continues to transform and strengthen, senior leadership and the Board are committed to unlocking JELD-WEN's full potential for all stakeholders. Thank you for your continued investment in JELD-WEN.

Sincerely,



David G. Nord
Chair, Board of Directors



William J. Christensen
Chief Executive Officer

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JELD-WEN HOLDING, INC.

Notice of 2024 Annual Meeting of Stockholders

Date: April 25, 2024	**Time:** 8:00 a.m. EDT	**Location:** www.virtualshareholdermeeting.com/JELD2024
		To increase accessibility, our Board of Directors has determined that the Annual Meeting will be held in a virtual meeting format only, via the Internet, with no physical in-person meeting. At the virtual Annual Meeting, stockholders will be able to attend, vote and submit questions from any location via the Internet.

Record Date	**February 27, 2024**. Only stockholders of record of the Company's common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Annual Meeting and any adjournments or postponements of the meeting.
Items of Business	• Elect ten directors to our Board of Directors • Approve an advisory resolution on the compensation of our named executive officers • Approve an advisory vote on the frequency of future advisory votes on executive compensation • Ratify PricewaterhouseCoopers LLP as our independent auditor for 2024 • Transact any other business as may properly come before the Annual Meeting
Proxy Materials	Attached to this meeting notice is our Proxy Statement, which includes further information about the Annual Meeting and the items of business. **Your vote is very important**—you may vote on the Internet, by telephone or by completing and mailing a proxy card as explained in the attached Proxy Statement.
Admission to the Meeting	To attend our virtual Annual Meeting, you will need the 16-digit control number provided on your proxy card or voting instruction form.
Proxy Voting	Even if you plan to virtually attend the Annual Meeting, we encourage you to vote your shares by proxy prior to the meeting by Internet, telephone or mail. If you later choose to revoke your proxy or change your vote, you may do so by following the procedures described in the "Information about the Annual Meeting and Voting" section in the attached Proxy Statement.
Access to Proxy Materials	Our Proxy Statement and Annual Report are available online at *investors.jeld-wen.com*.* We will mail to certain stockholders a notice of Internet availability of proxy materials, which contains instructions on how to access these materials and vote online. We expect to mail this notice and our proxy materials on or about March 14, 2024.

By Order of the Board of Directors,

James S. Hayes, Corporate Secretary
March 14, 2024

* Web links throughout the materials are provided for convenience only. Information from the Company's website is not incorporated by reference.

IMPORTANT INFORMATION REGARDING THE AVAILABILITY OF PROXY MATERIALS
This Notice of Meeting, 2024 Proxy Statement, Proxy Card and 2023 Annual Report, which includes our Annual Report on Form 10-K for the year ended December 31, 2023, are available at *www.proxyvote.com.*

PROXY SUMMARY

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

COMPENSATION OF EXECUTIVE OFFICERS

AUDIT COMMITTEE MATTERS

ANNUAL MEETING AND VOTING INFO

2024 PROXY STATEMENT SUMMARY

This summary highlights information about JELD-WEN Holding, Inc. and the upcoming 2024 Annual Meeting of Stockholders (the "Annual Meeting"). This summary does not contain all the information you should consider, and you should read the entire Proxy Statement carefully before voting. Unless the context otherwise requires, all references in this Proxy Statement to "JELD-WEN," "Company," "we," "us" and "our" refer to JELD-WEN Holding, Inc. and its subsidiaries.

Our mailing address and principal executive office is 2645 Silver Crescent Drive, Charlotte, North Carolina 28273. Our website is located at *investors.jeld-wen.com*. The information contained on, or that can be accessed through, our website is not a part of this Proxy Statement.

How to Vote Your Shares

If you were a stockholder of record as of February 27, 2024, you may cast your vote as outlined below. If you hold your shares in "street name," you should follow the instructions provided by your bank or broker.



Internet (in advance of the Annual Meeting)

Visit *www.proxyvote.com* and follow the instructions on your proxy card.



Phone

Call *1-800-690-6903* or the number on your proxy card or voting instruction form. You will need the 16-digit control number provided on your proxy card or voting instruction form.



Mail

Complete, sign and date the proxy card or voting instruction form and mail it in the accompanying pre-addressed envelope.



Internet (at the Annual Meeting)

See "Questions and Answers About the Annual Meeting—*How can I virtually attend the Annual Meeting*?" on page 63 for details on how to access the Annual Meeting.

You can help us make a difference by eliminating paper proxy mailings. With your consent, we will provide all future proxy materials electronically. Instructions for consenting to electronic delivery can be found on your proxy card or at www.proxyvote.com. Your consent to receive proxy materials electronically will remain in effect until canceled.



Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You can identify forward-looking statements by words such as "believe," "expect," "anticipate," "intend," "plan," "aim," "will," "may," "should," "could," "would," "likely," "estimate," "predict," "potential," "continue" or other similar expressions. Actual results may differ from those set forth in the forward-looking statements due to a variety of factors, including those contained in the Company's Annual Report on Form 10-K and the Company's other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements, except as required by law.

CORPORATE GOVERNANCE HIGHLIGHTS

Our Board of Directors (the "Board") is committed to maintaining the highest standards of integrity and ethics and to the continuous improvement of our corporate governance principles and practices. The following are some highlights of our governance practices.

BOARD GOVERNANCE AND INDEPENDENCE

✓ **Director Resignation Policy**
for directors elected by less than a majority

✓ **Mandatory Retirement**
age limit for non-employee directors

✓ **Governance Policies**
on clawback, anti-hedging and anti-pledging

✓ **Annual Self-Evaluations**
of Board and committees

✓ **Independent Chair**
with clear duties and responsibilities

✓ **Executive Sessions**
of independent directors at all Board and committee meetings

✓ **Majority Independent Directors**
and fully independent board committees

✓ **Stock Ownership Requirements**
for directors and executives

STOCKHOLDER RIGHTS

✓ **Annual Elections**
of all directors

✓ **No Super Majority**
voting requirements

✓ **Stockholder Right**
to call meetings

✓ **Stockholder Right**
to act by written consent

BOARD NOMINEES

GENDER DIVERSITY



40% Women

6 / 4

GENDER
● Female ● Male

BOARD AGE



Average Age 62

3 / 5 / 2

AGE
● 65-75 ● 60-64 ● <60

INDEPENDENT DIRECTORS



Average Tenure 4 YRS

2 / 6

YEARS
● 1-5 ● 6-10

PROXY SUMMARY

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

COMPENSATION OF EXECUTIVE OFFICERS

AUDIT COMMITTEE MATTERS

ANNUAL MEETING AND VOTING INFO

BOARD SKILLS AND EXPERIENCE

- CEOs and CFOs
- Public Company Board Experience
- Financial Experience
- Business Development / M&A
- Building Products Industry Experience
- Marketing / E-commerce

- ESG
- Human Capital Management / DE&I
- IT / Cybersecurity
- Global Experience
- Regulatory / Government Relations

ESG GOVERNANCE HIGHLIGHTS

At JELD-WEN, sustainability is foundational to our business as we work to protect our planet and its resources. We reported progress on our 2050 sustainability goals in our 2022 ESG report published in October 2023. We continue to pursue high standards for transparency and reporting, grounded in validated and robust external sources.

RECOGNIZED FOR BOARDROOM DIVERSITY

The Company has been honored by the 50/50 Women on Boards for raising the bar for gender diverse boards. The Company's director nominees include four women, or 40% representation, exceeding the national average.



SUSTAINED EXCELLENCE AND MANUFACTURER OF THE YEAR

JELD-WEN of Canada received ENERGY STAR® Canada awards for Sustained Excellence and for the 2023 Manufacturer of the Year in Windows and Doors.



RECOGNIZED FOR COMMITMENT TO STAKEHOLDERS

JELD-WEN was recognized by *Newsweek* as one of America's Most Trustworthy Companies for our commitment to our customers, associates and investors.



VOTING MATTERS AND BOARD RECOMMENDATIONS

Proposal 1: Elect ten directors to our board of directors

 **We are asking our stockholders to elect the ten director nominees listed below.**

DIRECTOR NOMINEE	AGE	DIRECTOR SINCE	INDEPENDENT	OTHER PUBLIC COMPANY BOARDS	COMMITTEES
William J. Christensen Chief Executive Officer	51	2022			None
Antonella B. Franzen Chief Financial Officer, Water & Protection, at Dupont	48	2024	✓		None
Catherine A. Halligan Former SVP of Sales and Marketing at PowerReviews	60	2022	✓	✓	Audit Committee Compensation Committee
Michael F. Hilton Former President and Chief Executive Officer at Nordson Corporation	69	2023	✓	✓	Compensation Committee Governance & Nominating Committee
Tracey I. Joubert Chief Financial Officer of Molson Coors Beverage Company	57	2021	✓		Audit Committee (Chair) Compensation Committee
Cynthia G. Marshall Chief Executive Officer of the Dallas Mavericks	64	2021	✓	✓	Compensation Committee Governance & Nominating Committee
David G. Nord, Chair Former Executive Chairman of Hubbell Incorporated	66	2021	✓	✓	None
Bruce M. Taten Attorney	68	2014	✓	✓	Compensation Committee (Chair) Governance & Nominating Committee
Roderick C. Wendt Managing Member of Spruce Street Ventures LLC	69	1985			None

DIRECTOR NOMINEE	AGE	DIRECTOR SINCE	INDEPENDENT	OTHER PUBLIC COMPANY BOARDS	COMMITTEES
Steven E. Wynne Former Executive Vice President of Health Services Group (now Moda Health)	71	2012	✓		Audit Committee Governance & Nominating Committee

The Board recommends that you vote **FOR** each director nominee.

Proposal 2: Advisory vote to approve the compensation of our named executive officers

We are asking our stockholders to approve, on a nonbinding, advisory basis, the compensation of our named executive officers ("NEOs") as described in the "Compensation of Executive Officers" section of this Proxy Statement beginning on page 30.

EXECUTIVE COMPENSATION PRACTICES

During 2023, our Compensation Committee reviewed our compensation programs and practices to ensure alignment with our compensation philosophy.

OUR COMPENSATION PRACTICES INCLUDE:	OUR COMPENSATION PRACTICES DO NOT INCLUDE:
• Base Salary and an Annual Management Incentive Plan	• Hedging or Pledging Stock
• Long-Term Equity Incentives	• Options Repricing
• Clawback Policy	• Excessive Perquisites for Executives
• Stock Ownership Requirements	• Tax Gross-Ups Including Excise Taxes in Connection with a Change in Control
• Double-Trigger Vesting Upon a Change in Control	
• Tally Sheets and Risk Analysis	

2023 EXECUTIVE COMPENSATION HIGHLIGHTS

Our compensation program is premised on a pay-for-performance philosophy and places a significant percentage of NEO compensation at risk. In 2023, we compensated our NEOs as follows:

Base Salary	A fixed, competitive component of compensation based on duties and responsibilities.	Page 33
Annual Management Incentive Plan	Designed to motivate achievement of short-term performance goals by linking a portion of NEO compensation to the achievement of our operating plan.	Page 34
Long-Term Incentive Plan	Designed to encourage performance that creates a strong pay-for-performance alignment of the Company's compensation program and long-term stockholder value creation.	Page 37

The Board recommends that you vote **FOR** our "say-on-pay" proposal.

Proposal 3: Advisory vote to approve the frequency of future advisory votes on executive compensation

We are asking our stockholders to approve, on a nonbinding, advisory basis, the frequency of future votes on executive compensation.

The Board recommends that you vote **Every Year** for the frequency of future votes on executive compensation.

Proposal 4: Ratify the selection of our independent auditor for 2024

We are asking our stockholders to ratify the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent auditor for 2024. Information on professional services performed and fees billed or to be billed by PwC for fiscal year 2023 are presented beginning on page 56 of this Proxy Statement.

The Board recommends that you vote **FOR** the ratification of PwC as our independent auditor for 2024.

TABLE OF CONTENTS



PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 25, 2024

CORPORATE GOVERNANCE AT JELD-WEN

Corporate Governance

We believe that good corporate governance helps to ensure that the Company is managed for the long-term benefit of our stockholders. We regularly review and consider our corporate governance policies and practices, taking into account the U.S. Securities and Exchange Commission's (the "SEC") corporate governance rules and regulations, the corporate governance standards of the New York Stock Exchange (the "NYSE") and stockholder feedback.

We have adopted the JELD-WEN Holding, Inc. Board Guidelines on Corporate Governance Matters (the "Corporate Governance Guidelines"), which provide a framework for the governance of the Company as a whole and describe the principles and practices that the Board follows in carrying out its responsibilities. Our Corporate Governance Guidelines address, among other things:

• The composition, structure and policies of the Board and its committees;
• Director qualification standards;
• Expectations and responsibilities of directors;
• Management succession planning;
• The evaluation of Board performance;
• Principles of Board compensation; and
• Communications with stockholders and independent directors.

Our Corporate Governance Guidelines further require that the Board, acting through the Governance and Nominating Committee (as described below), conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. In addition, our Corporate Governance Guidelines require that each committee conduct an annual self-evaluation to assess its compliance with the requirements of its charter and the Corporate Governance Guidelines, as well as ways in which committee processes and effectiveness may be enhanced.

Our Corporate Governance Guidelines are posted in the Governance section of our website at *investors.jeld-wen.com*. Our Governance and Nominating Committee reviews the Corporate Governance Guidelines at least annually to help ensure that they effectively promote the best interests of both the Company and our stockholders and that they comply with all applicable laws, regulations and the corporate governance standards of the NYSE.

Environmental, Social and Governance (“ESG”) Vision

We believe a great company is one that associates want to work for, customers want to buy from and investors want to invest in. Great companies are also driven by core values. As we strive to be recognized as a great company, we act with integrity, invest in people, inspire through innovation, deliver on our promises and improve every day. At JELD-WEN, it is our responsibility to be environmental stewards and provide sustainable and innovative solutions that benefit our customers, our communities and the planet. We communicate these values to associates worldwide and our values are integral to sustainable company performance and impact. Our ongoing commitment to sustainability is found throughout our Company – from the efficient use of recycled materials to building long-lasting, energy-saving products, from lean manufacturing to operating close to markets to minimize fuel consumption and greenhouse gas emissions.

We intend to deliver on our commitments while providing our associates a safe, diverse and inclusive place to work. In 2023, we published progress on our long-term sustainability goals. By 2050, we have committed to the following sustainability goals:



- Zero manufacturing waste and waste by-products to landfills
- 100% recycled or harvested materials where available
- Net zero direct and indirect greenhouse gas emissions
- 100% global sourcing of our wood for manufacturing from sustainable or certified forests







To learn more about our ESG goals and practices, see our 2022 ESG Report available at *https://issuu.com/jeld-wen/docs/jeld-wen-2022-esg-report.*

ESG Governance



JELD-WEN’S ESG GOVERNANCE
THE ESG TEAM:
This team implements leadership’s ESG strategies through operational and regulatory initiatives across the Company. The team supports cross-functional teams and spearheads Company-wide ESG solutions, such as data collection, to ensure consistency with established guidelines, and monitors progress, providing insight and feedback to global and regional leaders. The Vice President of ESG reports to the Governance and Nominating Committee quarterly on sustainability matters. In addition, the Vice President, ESG sits on the Enterprise Risk Management (ERM) Committee, which reviews and assesses potential and emerging risks, and solicits feedback from various business functions on potential and emerging risks.
THE ESG STEERING COMMITTEE:
The ESG Steering Committee supports the Company’s ongoing commitment to ESG matters and goals, and ensures alignment with the Company’s business strategy. This Committee is comprised of senior leaders across the Company’s businesses and functions.
OUR CEO AND OTHER EXECUTIVE SPONSORS:
JELD-WEN’s executive leadership is charged with managing risks, opportunities and commitments through robust internal processes and controls. Executive sponsors are active advocates for initiatives across ESG topics, ensuring alignment with the Company’s strategic business goals, and ensuring that both operational systems and proper resourcing are in place. For example, each Employee Resource Group is assigned an executive sponsor who oversees and supports activities with resourcing and active mentoring.
GOVERNANCE AND NOMINATING COMMITTEE:
The Governance and Nominating Committee has primary oversight of ESG matters at the Board level and enables the Board of Directors to take action when required. However, other committees, such as the Audit and Compensation Committees, may have oversight of specific components of ESG initiatives. The Governance and Nominating Committee reviews the annual ESG Report, significant sustainability matters, and the Company’s 2050 goals and progress against the goals. It also reviews potential conflicts of interest and the Company’s Related Party Transaction Policy. Related party transactions, if any, are disclosed in our proxy statement.
THE AUDIT COMMITTEE:
The Audit Committee has oversight of the Company’s major financial risks and receives updates on the Company’s ERM program. In addition, the Audit Committee, together with the Compensation Committee, has oversight of corporate and executive accountability for ESG commitments.
THE COMPENSATION COMMITTEE:
The Compensation Committee has oversight of the Company’s executive compensation philosophy, strategies, policies and programs, and human capital management, including diversity, equity & inclusion, and talent management. In addition, the Compensation Committee, together with the Audit Committee, has oversight of corporate and executive accountability for ESG commitments.
BOARD OF DIRECTORS:
The Board of Directors has three standing committees: the Audit Committee, the Governance and Nominating Committee, and the Compensation Committee. The Board, through its committees, has oversight responsibility for ESG matters, including climate-related issues, and is committed to the Company’s ESG vision, which benefits the Company’s stakeholders.

Stockholder Engagement

We are committed to effective corporate governance that is designed to promote the long-term interests of our stockholders. We proactively engage with stockholders and other stakeholders throughout the year to learn more about their perspectives on significant issues, including Company performance and strategy, corporate governance and ESG matters. This engagement helps us better understand stockholder priorities, gives us an opportunity to elaborate upon our initiatives and practices, and fosters constructive dialogue. Our senior management and investor relations teams maintain regular contact with a broad base of investors through quarterly earnings calls, investor conferences and roundtables, and individual meetings. As appropriate, our directors may participate in investor meetings and calls. We take feedback and insights from our engagement with stockholders and other stakeholders into consideration as we review and evolve our practices and disclosures, and share this feedback with our Board, as appropriate.

PROXY
SUMMARY

CORPORATE
GOVERNANCE

BOARD
OF DIRECTORS

COMPENSATION
OF EXECUTIVE
OFFICERS

AUDIT
COMMITTEE
MATTERS

ANNUAL
MEETING AND
VOTING INFO



ENGAGEMENT TOPICS
- Financial Performance
- Business and Financial Strategy
- Corporate Governance and other ESG Matters

PROACTIVE OUTREACH
To stockholders holding over 50% of outstanding shares

STRONG CORPORATE GOVERNANCE INCLUDES YEAR-ROUND ENGAGEMENT

WHY WE ENGAGE
- Visibility and transparency into the business
- Clearer understanding of interests and concerns
- Assess emerging issues, inform decision making and enhance corporate disclosures

HOW WE ENGAGE
- Individual Meetings
- Quarterly Earnings Calls
- Investor Conferences

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics is applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and associates. Our Code of Business Conduct is available in the Governance section of our website at *investors.jeld-wen.com*. If we amend or waive certain provisions of the Code of Business Conduct applicable to our principal executive officer, principal financial officer or principal accounting officer in a manner that requires disclosure under applicable SEC rules, we intend to disclose those actions on our website.

Board Composition and Refreshment

The Board seeks input from each of its directors at least annually, with respect to the current composition of the Board to reflect changes in the Company's current and future business strategies. Our Board strives to have a good balance of experienced and new directors to ensure a diversity of viewpoints while also maintaining institutional knowledge at the Board level. In 2023 and early 2024, we added two new directors to the Board, Michael Hilton and Antonella Franzen, who bring valuable and diverse expertise and experience to the Board.

Additionally, to promote thoughtful Board refreshment and to maintain a balanced mix of perspectives and experience, the Board has a mandatory retirement policy for non-employee directors as set forth in the Corporate Governance Guidelines. Non-employee directors elected or appointed to the Board must retire at the annual meeting following their 75th birthday. In certain circumstances, the Board may waive this policy and will report the rationale for such waiver in the Company's proxy materials.

Board Leadership Structure

Strong independent leadership is essential for our Board to effectively perform its primary oversight functions. It is also important for the Board to retain flexibility to determine its leadership structure based on the particular composition of the Board and the needs and opportunities of the Company. This allows the Board to choose the leadership structure that it believes will best serve the interests of the Company and our stockholders at any given time. The Corporate Governance Guidelines provide the Board this flexibility.

In August 2022, the Board separated the roles of the CEO and Chair. The Board believes that a leadership structure that separates these roles is appropriate for the Company in that it allows the CEO to focus on the Company's strategic direction, providing day-to-day leadership and managing our business operations, while leveraging the experience, leadership and perspective of the Board Chair. The current leadership structure will allow the independent Board Chair to focus on governance of our Board.

PROXY
SUMMARY

**CORPORATE
GOVERNANCE**

BOARD
OF DIRECTORS

COMPENSATION
OF EXECUTIVE
OFFICERS

AUDIT
COMMITTEE
MATTERS

ANNUAL
MEETING AND
VOTING INFO

In addition to the duties of all directors, the Chair has the following responsibilities:

- presides at executive sessions of the independent directors and has the authority to call additional executive sessions or meetings of the independent directors;
- reviews and provides feedback on meeting agendas and approves meeting schedules for the Board to ensure that appropriate topics are being addressed and there is sufficient time allocated for discussion of agenda items;
- facilitates communication between the Board and members of senior management; and
- is available for consultation and direct communication with major stockholders, if requested.

Strategy and Risk Oversight

The Board is responsible for overseeing the Company's business strategy, strategic planning and enterprise risk management program. While the Board and its committees oversee strategic planning, Company management is charged with developing and executing business strategy. To monitor performance against the Company's strategic goals, the Board and its committees receive regular updates and actively engage in dialogue with our Company's senior leaders. With respect to risk oversight, the Board fulfills its responsibility both directly and through its standing committees, each of which assists the Board in overseeing a part of the Company's overall risk management. Company management is charged with managing risk through robust internal processes and effective internal controls. At least annually, the Board reviews with management the strategic risks and opportunities facing the Company. Other important categories of risk as described below are assigned to designated Board committees, which report their activities to the full Board. The standing committees oversee the following risks:

COMMITTEE	PRIMARY AREAS OF RISK OVERSIGHT
Audit Committee	Risks related to major financial risk exposures, including cybersecurity; significant legal, regulatory and compliance issues; and internal controls
Compensation Committee	Risks associated with compensation policies and practices, including incentive compensation and executive succession planning, and human capital management
Governance and Nominating Committee	Risks related to ESG matters, to the extent not reserved to another committee; effectiveness of Board and director candidates; conflicts of interest and director independence; and stockholder concerns

The Audit Committee meets at least quarterly with our Chief Financial Officer, head of Internal Audit, General Counsel, Chief Compliance Officer and our independent auditor to receive regular updates regarding management's assessment of risk exposures, including liquidity, credit and operational risks such as data privacy and cybersecurity, and the processes in place to monitor such risks and review results of operations, financial reporting and assessments of internal controls over financial reporting.

The Compensation Committee meets at least quarterly to consider management's assessment of human capital and compensation risks, monitor incentive and equity-based compensation plans and, at least annually, review the Company's compensation programs to ensure they are appropriately aligned with the Company's strategic direction and avoid incentivizing unnecessary or excessive risk taking.

The Governance and Nominating Committee meets quarterly to oversee risks related to overall corporate governance, including Board and committee composition and succession planning, director candidates and independence matters, and other matters of interest to stockholders and other stakeholders, including ESG issues.

Our Board believes that the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that our Board leadership structure supports this approach.

Meetings of the Board and Its Committees

During 2023, the Board held eleven meetings. All of the directors who served during 2023 attended at least 75% of the aggregate of the total meetings of the Board and its committees on which such director served during their respective tenures. Directors are expected to make best efforts to attend all Board meetings, committee meetings of which they are a member and the annual meeting of stockholders. Attendance by telephone or videoconference is deemed attendance at a meeting. All of our directors attended the annual meeting of stockholders held in 2023.

PROXY
SUMMARY

CORPORATE
GOVERNANCE

BOARD
OF DIRECTORS

COMPENSATION
OF EXECUTIVE
OFFICERS

AUDIT
COMMITTEE
MATTERS

ANNUAL
MEETING AND
VOTING INFO

Pursuant to our Corporate Governance Guidelines, our Board plans to hold at least four meetings each year, with additional meetings to occur (or action to be taken by unanimous consent, either in writing or by electronic transmission) at the discretion of the Board.

Executive Sessions of Independent Directors

Pursuant to our Corporate Governance Guidelines, to ensure free and open discussion and communication among the independent directors of the Board, the independent directors meet in executive session at all Board meetings with no members of senior management present. Our Chair presides at these executive sessions. Further, our Chair may call additional meetings of the independent directors as needed.

Communications with the Board

A stockholder or any interested party may submit a written communication to the Board or to the chairperson of any of the Audit, Compensation, or Governance and Nominating Committees, or to the Chair of the Board, or the independent directors as a group, by addressing such communications to: Corporate Secretary, JELD-WEN Holding, Inc., 2645 Silver Crescent Drive, Charlotte, North Carolina 28273. The Corporate Secretary will, as appropriate, forward such communication to our Board or to any individual director, select directors or committee of our Board to whom the communication is directed. Such communications may be made confidentially or anonymously. Items that are unrelated to the duties and responsibilities of the Board will not be forwarded, such as business solicitations or advertisements; product related inquiries; junk mail or mass mailings; or spam.

Committees of the Board

The Board has an Audit Committee, a Compensation Committee and a Governance and Nominating Committee, as described below. Each of these committees currently consists entirely of independent directors. Each of the Audit Committee, Compensation Committee and Governance and Nominating Committee operates under a written charter approved by the Board, copies of which are available in the Governance section of our website at *investors.jeld-wen.com*.

The following table shows the membership of each committee of our Board as of March 14, 2024, and the number of meetings held by each committee during the fiscal year ended December 31, 2023.

DIRECTOR	AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE AND NOMINATING COMMITTEE
Antonella B. Franzen			
Catherine A. Halligan	✓	✓	
Michael F. Hilton		✓	✓
Tracey I. Joubert	Chair	✓	
Cynthia G. Marshall		✓	✓
David G. Nord			
Suzanne L. Stefany [1]	✓		Chair
Bruce M. Taten		Chair	✓
Steven E. Wynne	✓		✓
Number of Meetings in 2023	4	5	4

[1] On February 19, 2024, Ms. Stefany notified the Board of her decision to not stand for reelection at the Annual Meeting.

PROXY
SUMMARY

CORPORATE
GOVERNANCE

BOARD
OF DIRECTORS

COMPENSATION
OF EXECUTIVE
OFFICERS

AUDIT
COMMITTEE
MATTERS

ANNUAL
MEETING AND
VOTING INFO

AUDIT COMMITTEE

The members of the Audit Committee are Tracey I. Joubert (Chair), Catherine A. Halligan, Suzanne L. Stefany and Steven E. Wynne. The Board has determined that (i) Mses. Joubert and Stefany and Mr. Wynne each qualify as an "audit committee financial expert" within the meaning of regulations adopted by the SEC and (ii) all members of the Audit Committee are financially literate and independent within the meaning of the NYSE listing standards and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee oversees the Company's accounting and financial reporting processes, internal controls and internal audit functions. The Audit Committee is responsible for the appointment of the Company's independent auditor and reviews at least annually their qualifications and performance. The Audit Committee also reviews the scope of audit and non-audit assignments and related fees. The Audit Committee, on behalf of the Board, is responsible for overseeing the Company's major financial risk exposures, including data protection, cybersecurity, business continuity and operational risks, and the steps management has taken to identify, assess, monitor, control, remediate and report such exposures. The Audit Committee reviews with the Company's General Counsel legal matters that could have a significant impact on the Company's financial statements, and with the Chief Compliance Officer regarding compliance with the Company's Code of Business Conduct. See the "Strategy and Risk Oversight" section for more details on the roles of the Board and its standing committees in the Company's risk management process.

The charter of the Audit Committee permits the committee to delegate, in its discretion, its duties and responsibilities to one or more subcommittees as it deems appropriate.

COMPENSATION COMMITTEE

The members of the Compensation Committee are Bruce M. Taten (Chair), Catherine A. Halligan, Michael F. Hilton, Tracey I. Joubert, and Cynthia G. Marshall. All members of the Compensation Committee are independent within the meaning of the NYSE listing standards.

The principal responsibilities of the Compensation Committee are to review and approve matters involving executive compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements and authorize the Company to enter into employment and other employee-related agreements.

The charter of the Compensation Committee permits the committee to delegate, in its discretion, its duties and responsibilities to a subcommittee of the Compensation Committee as it deems appropriate and to the extent permitted by applicable law.

GOVERNANCE AND NOMINATING COMMITTEE

The members of the Governance and Nominating Committee are Suzanne L. Stefany (Chair), Michael F. Hilton, Cynthia G. Marshall, Bruce M. Taten and Steven E. Wynne. All members of the Governance and Nominating Committee are independent within the meaning of the NYSE listing standards.

The Governance and Nominating Committee assists our Board in identifying qualified individuals with sufficiently diverse and independent backgrounds, including with respect to age, gender, race, ethnicity and specialized experience, to serve on our Board. The Governance and Nominating Committee makes recommendations to the Board concerning committee appointments, reviews related-party transactions, and oversees the annual evaluation of the Board and the committees of the Board. The Governance and Nominating Committee assists the Board in overseeing enterprise risk by identifying, evaluating and monitoring ESG trends, issues and risks.

The charter of the Governance and Nominating Committee permits the committee to, in its sole discretion, delegate its duties and responsibilities to one or more subcommittees as it deems appropriate.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board or Compensation Committee. No interlocking relationship exists between any member of our Compensation Committee and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) of any other company.

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No Hedging and No Pledging Policy

The Company's Securities Trading and Disclosure Policy prohibits all directors, executive officers and associates designated under the policy from engaging in short-term or speculative transactions involving Company securities, including the purchase or sale of financial instruments (including options, puts, calls, straddles, equity swaps or other derivative securities that are directly linked to Company stock) or other transactions (such as short sales) that are designed to, or that have the effect of, hedging or offsetting any decrease in the market value of Company stock.

Likewise, the policy prohibits pledging of Company stock as collateral by directors and executive officers. No director or executive officer has pledged Company stock since the adoption of the policy in connection with the Company's initial public offering ("IPO") in 2017. At the time of the IPO, one director (Mr. Wendt) had an outstanding pledge of 220,000 shares (approximately 6% of his beneficial holdings at the time) securing a loan that had been in effect for several years. Because the pledge was entered into prior to the adoption of the policy and to avoid any hardship on Mr. Wendt that would have resulted from requiring him to eliminate the pledge, Mr. Wendt's existing pledge at the time of the IPO was grandfathered in and that pledge remains outstanding. The Board reviews the policy from time to time, and in light of evolving corporate governance standards, in 2021 the Board updated the policy to remove the Board's ability to waive the policy for exceptional circumstances or any other reason.

Director and Executive Officer Stock Ownership Guidelines

Our directors, executive officers and certain other senior executives are required to maintain a minimum equity stake in the Company. This policy reflects the Board's belief that our directors and most senior executives should maintain a significant personal financial stake in JELD-WEN to promote long-term stockholder value. In addition, the policy helps align executive and stockholder interests, which reduces the incentive for excessive short-term risk taking. Our CEO and other executive officers are required to acquire and maintain ownership of shares of our common stock equal to a specified multiple of their base salary. In February 2024, the stock ownership requirement for our executive officers was increased as shown in the table below.

Chief Executive Officer	6x annual base salary (formerly 5x annual base salary)
Chief Financial Officer	3x annual base salary
Other Executive Officers	3x annual base salary (formerly 2x annual base salary)
Other officers designated by the Board	1x annual base salary

Each executive officer subject to a stock ownership requirement must comply within five years of the later of the IPO or being appointed to the position and must retain 50% of all net shares (post-tax) that vest until achieving their minimum stock ownership requirement. Our directors must obtain common stock or restricted stock units ("RSUs") with a value equivalent to five times the annual cash retainer. In addition, our directors must comply with the stock ownership requirement within five years of the later of the IPO or joining the Board and maintain such ownership.

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BOARD OF DIRECTORS

Role of the Board of Directors

The Board oversees the management of the Company's business and affairs. Stockholders elect the members of the Board to act on their behalf and to oversee their interests. Unless reserved to the stockholders under applicable law or our Bylaws, all corporate authority resides in the Board as the representative of the stockholders.

The Board selects and appoints executive officers to manage the day-to-day operations of the Company, while retaining ultimate oversight responsibilities. Together, the Board and management share an ongoing commitment to the highest standards of corporate governance and ethics. The Board reviews all aspects of our governance policies and practices, including our Corporate Governance Guidelines and the Company's Code of Business Conduct, at least annually and makes changes as necessary. The Corporate Governance Guidelines and the Code of Business Conduct, along with all committee charters, are available in the Governance section of the Company's website at *investors.jeld-wen.com*.

Director Selection Process

SKILLS, QUALIFICATIONS AND DIVERSITY

The Governance and Nominating Committee is responsible for identifying and reviewing the qualifications of potential director nominees and recommending to the Board those candidates to be nominated for election to the Board. The Governance and Nominating Committee does not apply any specific minimum qualifications when considering director nominees. Instead, the Governance and Nominating Committee considers all factors it deems appropriate, which may include, among others:

- ensuring that the Board as a whole is appropriately diverse and the extent to which a candidate would fill a present need on the Board;
- the Board's size and composition;
- the Corporate Governance Guidelines and any applicable laws;
- individual director performance, expertise, relevant business and financial experience, integrity and willingness to serve actively;
- the number of other public and private company boards on which a director candidate serves; and
- consideration of director nominees properly proposed by third parties with the legal right to nominate directors or by stockholders in accordance with our Bylaws and SEC rules.

The Governance and Nominating Committee monitors the mix of specific experience, qualifications and skills of the directors to ensure that the Board, as a whole, has the necessary tools to perform its oversight function effectively in light of the Company's business and structure. In addition, meaningful skills and experiences are just one aspect of diversity that the Board highly values. Our Corporate Governance Guidelines set forth the minimum qualifications for Board members and specify that the Board consider a diversity of viewpoints, backgrounds and experience, including a consideration of gender, race, ethnicity and age. Although the Board does not establish specific goals with respect to diversity, the Board's overall diversity is a significant consideration in the director nomination process. The Governance and Nominating Committee considers diversity in the context of the Board as a whole and takes into account considerations relating to ethnicity, gender, cultural diversity and the range of perspectives that the directors bring to their work. Stockholders may also nominate directors for election at the Company's annual stockholders meeting by following the provisions set forth in our Bylaws and SEC rules, whose qualifications the Governance and Nominating Committee will consider and evaluate on a basis substantially similar to the basis on which it considers other nominees.

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PROPOSAL 1:

ELECTION OF TEN DIRECTORS

The Board has nominated ten director nominees for election at the Annual Meeting. The Governance and Nominating Committee evaluated and recommended the director nominees in accordance with its Charter and our Corporate Governance Guidelines.

BOARD SKILLS AND EXPERIENCE	CHRISTENSEN	FRANZEN	HALLIGAN	HILTON	JOUBERT	MARSHALL	NORD	TATEN	WENDT	WYNNE
Current or Former CEO	●				●	●	●		●	●
Current or Former CFO		●			●	●				
Public Company Board Experience			●	●		●	●	●		●
Business Development / M&A Experience	●	●		●	●		●	●	●	●
Financial Experience	●	●		●	●	●	●	●	●	●
Global Experience	●	●	●		●	●	●	●	●	●
Building Products Industry Experience	●		●						●	●
ESG Experience						●		●		
Compliance Experience		●		●	●	●		●		●
IT / Cybersecurity Experience			●							●
Human Capital Management / DE&I Experience							●	●		
Regulatory / Government Relations Experience							●	●		●
Marketing / E-commerce Experience	●		●						●	



GENDER DIVERSITY

40% Women

6   4

● Female ● Male



INDEPENDENT DIRECTORS

2

Average Tenure
4
YEARS

6

TENURE

● 1-5 years ● 6-10 years



BOARD AGE

65-75
60-64
<60

Average Age
62
YEARS

Mandatory Retirement Age
75
YEARS

8
current or former CEOs and CFOs

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Each director nominee must be elected by a plurality of the votes cast.

Based on the recommendation of the Governance and Nominating Committee, the Board has nominated the director nominees listed below for election as directors of the Company to serve a one-year term. All of the director nominees currently serve on the Board.

NAME	AGE	DIRECTOR SINCE	OCCUPATION
William J. Christensen	51	2022	Chief Executive Officer of the Company
Antonella B. Franzen	48	2024	Chief Financial Officer, Water & Protection, at DuPont
Catherine A. Halligan	60	2022	Former SVP of Sales and Marketing at PowerReviews
Michael F. Hilton	69	2023	Former President and CEO of Nordson Corporation
Tracey I. Joubert	57	2021	Chief Financial Officer of Molson Coors Beverage Company
Cynthia G. Marshall	64	2021	Chief Executive Officer of the Dallas Mavericks
David G. Nord	66	2021	Former Executive Chairman of Hubbell Incorporated
Bruce M. Taten	68	2014	Attorney
Roderick C. Wendt	69	1985	Managing Member of Spruce Street Ventures LLC
Steven E. Wynne	71	2012	Former Executive Vice President of Health Services Group (now Moda Health)

The Board has nominated ten directors for election at the Annual Meeting, to serve until the 2025 Annual Meeting of Stockholders and until their respective successors have been elected and qualified.

The Board has nominated ten individuals who bring valuable and diverse skills, experiences and characteristics to the Board. Their collective experience covers a wide range of industries across the globe. Our directors range in age from 48 to 71. Four of our director nominees are women, and eight are current or former CEOs or CFOs. Further, our Board has a good balance of tenured and newer directors, with an average tenure of four years among our independent directors.

The director nominees have consented to being named in this Proxy Statement and to serve as directors if elected at the Annual Meeting. We have no reason to believe that any of the nominees will be unable or unwilling for good cause to serve if elected. However, if any nominee should become unable for any reason or unwilling to serve between the date of the Proxy Statement and the Annual Meeting, the Board may designate a new nominee, and the persons named as proxies will vote on that substitute nominee, or the Board may reduce the number of directors. Each director nominee must be elected by a plurality of the votes cast. If any of our director nominees receive less than the affirmative vote of the majority of shares voted, then in accordance with the mandatory resignation policy under the Corporate Governance Guidelines, those individuals must promptly tender their resignation from the Board.

The Board believes that each of the director nominees is well qualified to serve on the Board, and the backgrounds and qualifications of all the directors provide a complementary blend of experience, knowledge and abilities. See "The Board of Directors—Members of the Board of Directors" for additional information on the business experience and qualifications of each of our director nominees.

 **Our Board unanimously recommends that the stockholders vote "FOR" the election of all ten director nominees.**

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Members of the Board of Directors

The following sets forth, as of March 14, 2024, information about the business experience and qualifications of each nominee of the Company.



WILLIAM J. CHRISTENSEN

DIRECTOR SINCE
2022

AGE
51



ANTONELLA B. FRANZEN

DIRECTOR SINCE
2024

AGE
48

Director. Mr. Christensen is the Company's chief executive officer. Mr. Christensen joined JELD-WEN in April 2022 as executive vice president and president, Europe. Previously, he held senior executive roles at REHAU AG, a Swiss-based global manufacturer, from 2016 until 2021, including as CEO and group executive board chair from 2018 until 2021. Prior to joining REHAU AG, Mr. Christensen was CEO of AFG Holding, a Swiss-based global building products manufacturer from 2014 until 2015. He spent 10 years at Geberit International AG, a Swiss-based global plumbing manufacturer, in several executive roles including group executive board member and head of international sales beginning in 2004. Mr. Christensen earned a bachelor's degree in economics from Rollins College and an MBA from the University of Chicago's Booth School of Business.

Director. Ms. Franzen has served as the chief financial officer, Water & Protection, at DuPont, a multinational industrial and global innovation leader of science-based materials and solutions, since February 2022. Prior to joining DuPont, Ms. Franzen served at Johnson Controls International plc, a global leader in building products and smart, healthy and sustainable buildings, serving most recently as the vice president, chief investor relations and communications officer, from 2018 to 2022. Prior to the merger of Tyco International plc with Johnson Controls in 2016, she held various roles of increasing responsibility at Tyco from 2004 to 2016, including leading investor relations, corporate finance and external reporting. Ms. Franzen began her career with PricewaterhouseCoopers providing assurance advisory services to large multinational public companies in the industrial and pharmaceutical sectors. Ms. Franzen earned a bachelor's degree in accounting from the College of New Jersey and is a certified public accountant.

Mr. Christensen brings to the Board extensive experience in the international building products industry, having served in the chief executive officer and other senior leadership roles for global manufacturing companies. His background in strategic development, sales, operations and global sourcing, and his experience as Chief Executive Officer, add great value to the Board.

Ms. Franzen brings to the Board expertise in finance, cultural transformation, and strategic development.

COMMITTEES
None

OTHER PUBLIC BOARDS
None

COMMITTEES
None

OTHER PUBLIC BOARDS
None

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CATHERINE A. HALLIGAN

DIRECTOR SINCE
2022

AGE
60



MICHAEL F. HILTON

DIRECTOR SINCE
2023

AGE
69

Director. Ms. Halligan served as an advisor to Chanel, Inc., a fashion company, since 2014 and Narvar, Inc., a software provider, since 2013. She also served as an advisor from January to April 2012 and as senior vice president of sales and marketing at PowerReviews from 2010 to 2011 and held senior marketing and e-commerce roles at Walmart, including chief marketing officer at Walmart.com from 2005 to 2010. Prior to Walmart, Ms. Halligan also served in senior-level marketing positions in various companies including Blue Nile, Williams-Sonoma and Gymboree. She currently serves on the board of directors for three publicly traded companies: Driven Brands Holdings, Inc., Ferguson plc and Ulta Beauty, Inc. She was also a board member for FLIR Systems, Inc. and privately held Wilton Brands. Ms. Halligan earned a bachelor's degree in finance from Northern Illinois University.

Director. Mr. Hilton served as president and chief executive officer of Nordson Corporation, an engineering and manufacturing company, from 2010 until his retirement in 2019. Prior to joining Nordson, Mr. Hilton spent 34 years at Air Products and Chemicals, Inc., a manufacturer of industrial gases, where he held roles of increasing responsibility in a variety of staff, management and operations positions, ultimately serving as senior vice president and general manager, Electronics and Performance Materials. Mr. Hilton has a bachelor's degree in chemical engineering and an MBA from Lehigh University.

Ms. Halligan provides the Board with extensive experience in strategic marketing, digital transformation, and e-commerce based on over 20 years of marketing experience with large retail and software companies.

Mr. Hilton brings to the Board extensive leadership, operations and strategy development expertise and has a strong background in manufacturing, having served as a senior executive for a publicly traded global manufacturing company.

COMMITTEES
Audit
Compensation

OTHER PUBLIC BOARDS
Driven Brands Holdings, Inc.
Ferguson plc
Ulta Beauty, Inc.

COMMITTEES
Compensation Committee
Governance and Nominating

OTHER PUBLIC BOARDS
Ryder System, Inc.
Lincoln Electric Holdings, Inc.
Regal Rexnord Corporation

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TRACEY I. JOUBERT

DIRECTOR SINCE
2021

AGE
57



CYNTHIA G. MARSHALL

DIRECTOR SINCE
2021

AGE
64

Director. Ms. Joubert has served as Chief Financial Officer of Molson Coors Beverage Company since 2016. Molson Coors is a leading global brewer. Ms. Joubert was Executive Vice President and Chief Financial Officer of MillerCoors from 2012 to 2016 and served in a variety of finance leadership roles at MillerCoors since 2003. A native of South Africa, Ms. Joubert holds bachelor's degrees in commerce and accounting from the University of the Witwatersrand in Johannesburg. She also serves on the Board of Directors of various subsidiaries of Molson Coors.

Director. Ms. Marshall has served as the Chief Executive Officer of the Dallas Mavericks, an American professional basketball team based in Dallas, Texas since 2018. She is the Founder, President and Chief Executive Officer of the consulting firm Marshalling Resources, which specializes in leadership, diversity and inclusion, culture transformation and overall optimization of people resources. Ms. Marshall worked with The Dow Chemical Company in 2017 and 2018 to develop and implement a strategy for institutionalizing an inclusive culture. Prior to this position, Ms. Marshall retired from a 36-year career at AT&T, where she ultimately served as SVP – Human Resources and Chief Diversity Officer and was responsible for identifying and developing leaders, aligning employees with the company's vision and priorities, overseeing major business unit HR support, performance development, employee engagement, skills transformation initiatives, EEO and Affirmative Action. Ms. Marshall graduated from the University of California-Berkeley with degrees in business administration and human resources management and holds four honorary doctorate degrees.

Ms. Joubert brings to the Board expertise in finance, accounting and risk management, as well as experienced leadership of a global public company.

Ms. Marshall brings to the Board extensive experience in human capital management and culture transformation, operational and strategic planning experience and executive leadership.

COMMITTEES
Audit (Chair)
Compensation

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None

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Compensation
Governance and Nominating

OTHER PUBLIC BOARDS
BGSF, Inc.

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DAVID G. NORD

DIRECTOR SINCE
2021

AGE
66



BRUCE M. TATEN

DIRECTOR SINCE
2014

AGE
68

Chair. Mr. Nord has served as a director of JELD-WEN Holding, Inc. since 2021 and was named chair in 2022. Mr. Nord served as executive chairman and chief executive officer of Hubbell Incorporated, an international manufacturer of electrical and electronic products for a broad range of non-residential and residential construction, industrial and utility applications from June 2019 until his retirement in October 2020 and chairman, president and chief executive officer from May 2014 to June 2019. Mr. Nord holds a B.S. in business administration from the University of Hartford.

Director. Mr. Taten served as Senior Vice President, General Counsel and Chief Compliance Officer for Cooper Industries, plc from 2008 until its merger with Eaton Corporation in November 2012. Previously, Mr. Taten was Vice President and General Counsel at Nabors Industries from 2003 until 2008 and earlier practiced law with Simpson Thacher & Bartlett LLP and Sutherland Asbill & Brennan LLP. Before attending law school, he practiced as a C.P.A. with Peat Marwick Mitchell & Co., which is now KPMG, in New York. Mr. Taten currently is a practicing attorney and private investor. He is admitted to practice law in the states of Texas and New York. Mr. Taten earned his Fundamentals of Sustainability Accounting (FSA) Credential from the Sustainability Accounting Standards Board (SASB) in 2020. Mr. Taten holds a B.S. and M.S. from Georgetown University and a J.D. from Vanderbilt University.

Mr. Nord brings to the Board extensive financial, operational and strategic planning experience and has a strong background in the manufacturing industry, having served as a senior executive at two global manufacturing companies.

Mr. Taten brings experience in environmental, social and governance matters, mergers and acquisitions, tax, finance and securities offerings and compliance to the Board.

COMMITTEES
None

OTHER PUBLIC BOARDS
Ryder System, Inc.

COMMITTEES
Compensation (Chair)
Governance and Nominating

OTHER PUBLIC BOARDS
Aviat Networks, Inc.

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RODERICK C. WENDT

DIRECTOR SINCE
1985

AGE
69



STEVEN E. WYNNE

DIRECTOR SINCE
2012

AGE
71

Director. Mr. Wendt is a Managing Member of Spruce Street Ventures LLC. From 1980 until August 2011, Mr. Wendt worked in various legal, marketing, window manufacturing and sales positions of increasing authority at JELD-WEN until his appointment as President and Chief Executive Officer in 1992. Mr. Wendt served as Executive Chairman and Chief Executive Officer of the Company from 2011 to March 2013 and most recently was Vice Chair from January 2014 to December 2023. Mr. Wendt served as a director of the Portland Branch at the Federal Reserve Bank of San Francisco from 2009 to 2014 and as its chairman from 2013 to 2014. He also served as a member of the Economic Advisory Council at the Federal Reserve Bank of San Francisco from 2006 to 2008. He earned a B.A. from Stanford University and a J.D. from Willamette University College of Law and is a member of the Oregon State Bar. Mr. Wendt is the son of our late founder, Richard L. Wendt.

Director. Mr. Wynne is a private investor and past Executive Vice President of Health Services Group (now, Moda Health), from July 12 to December 2023, when he retired. He joined Health Services Group in 2010 as Senior Vice President and held this role until January 2011. From January 2011 to July 2012, Mr. Wynne was Executive Vice President and Chief Marketing Officer of JELD-WEN. Prior to this, Mr. Wynne was President and Chief Executive Officer of SBI International, Ltd., the parent company of sports apparel and footwear company Fila. Additionally, from April 2002 to March 2003 he served as acting Senior Vice President and General Counsel of FLIR Systems, Inc., which was a publicly traded technology company until it was acquired by Teledyne Technologies Incorporated. Mr. Wynne is a founding partner of Portland Oregon law firm Ater Wynne LLP, which was acquired by Buchalter in 2019. Mr. Wynne received a B.A. and a J.D. from Willamette University.

Mr. Wendt provides helpful insight into the Company's operations, risks and opportunities developed through his years of experience as an executive of the Company and extensive knowledge of the markets in which we operate.

Mr. Wynne has developed a high degree of familiarity with the Company's operations, risks and opportunities through his experience as an executive of the Company and his extensive management experience across a number of entities.

COMMITTEES
None

OTHER PUBLIC BOARDS
None

COMMITTEES
Audit
Governance and Nominating

OTHER PUBLIC BOARDS
None

Director Independence and Independence Determinations

Under our Corporate Governance Guidelines and the listing standards of the NYSE, a director is not independent unless our Board affirmatively determines that the individual does not have a material relationship with us or any of our subsidiaries. Our Corporate Governance Guidelines define independence in accordance with the independence definition in the current listing standards of the NYSE. Our Corporate Governance Guidelines require our Board to review the independence of all directors at least annually. In the event a director has a relationship with the Company that is relevant to their independence and is not addressed by the objective tests set forth in the NYSE independence definition, our Board will determine, considering all relevant facts and circumstances, whether such relationship is material.

Our Board affirmatively determined that Antonella B. Franzen, Catherine A. Halligan, Michael F. Hilton, Tracey I. Joubert, Cynthia G. Marshall, David G. Nord, Suzanne L. Stefany, Bruce M. Taten and Steven E. Wynne are independent directors under the rules of the NYSE and independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Director Resignation Policy

Our Corporate Governance Guidelines require any incumbent non-employee director nominee who does not receive the affirmative vote of the majority of shares voted in connection with an uncontested election to tender their resignation from the Board promptly following certification of the stockholder vote. The Governance and Nominating Committee will consider and recommend to the Board whether to accept the resignation. The Board will act on the recommendation and disclose publicly the results of its decision. Any director who tenders their offer of resignation under this policy will not participate in the deliberation or determination on whether to accept the resignation.

Director Compensation Structure

The Board approved a Non-Employee Director Compensation Policy that sets forth the compensation of our non-employee directors. The Governance and Nominating Committee reviews this policy on an annual basis, typically in conjunction with the annual meeting of stockholders, and recommends changes to the Board as it deems appropriate. In May 2023, the Board increased the annual RSU grant from $135,000 to $150,000.

The following table describes the components of our non-employee directors' compensation for 2023:

COMPENSATION ELEMENT	COMPENSATION AMOUNT
Annual Cash Retainer	$100,000
Annual Equity Retainer	$150,000 in RSUs that vest one year from the date of grant
Board and Committee Meeting Fees	None
Committee Chair Additional Cash Retainer*	$25,000 for the Audit Committee $18,000 for the Compensation Committee $15,000 for the Governance and Nominating Committee
Board Chair/Independent Lead Director Additional Cash Retainer	$180,000
Stock Ownership Requirement*	Ownership of common stock or RSUs equivalent to five times the annual cash retainer within five years of the later of the IPO or joining the Board

* Committee chair retainer paid unless such position is held by the Chair of the Board.

** As of December 31, 2023, all non-employee directors were in compliance, or on track for compliance, with the stock ownership requirement. Ms. Franzen joined the Board on March 1, 2024.

Annual Cash Retainer and Committee Chair Fees

Under the Non-Employee Director Compensation Policy, members of the Board who are our employees receive no additional compensation for their service on the Board. Our employee directors in 2023 were Messrs. Christensen and Wendt. Mr. Wendt resigned as an employee of the Company, effective December 31, 2023.

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Annual Equity Retainer

In 2023, eligible non-employee directors were entitled to an annual grant of $150,000 in RSUs under the Omnibus Equity Plan, which RSUs vest one year from the date of the grant, subject to continued service on the Board through the earlier of the vesting date or the end of the director's term. Directors who are appointed during the year will be entitled to a pro-rated RSU award. In accordance with this policy, on May 3, 2023, each of Messrs. Nord, Taten and Wynne and Mses. Halligan, Joubert, Marshall and Stefany received a grant of 11,895 RSUs. Mr. Hilton received a pro-rated RSU award when he was elected to the Board, effective August 3, 2023.

2023 Director Compensation

The following table provides summary information for the year ended December 31, 2023, relating to compensation paid to or accrued by us on behalf of our directors who served in this capacity during 2023. Pursuant to the Non-Employee Director Compensation Policy approved by the Board, Messrs. Christensen and Wendt were employees of the Company and consequently did not receive any compensation for serving as directors. Mr. Christensen's compensation is reported in the Summary Compensation Table and related compensation tables beginning on page 40.

DIRECTOR	FEES EARNED OR PAID IN CASH	STOCK AWARDS[1]	ALL OTHER COMPENSATION	TOTAL
William J. Christensen	—	—	—	—
Antonella B. Franzen [2]	—	—	—	—
Catherine A. Halligan	$100,000	$150,000	—	$250,000
Michael F. Hilton [3]	$41,667	$112,500		$154,167
Tracey I. Joubert	$125,000	$150,000	—	$275,000
Cynthia G. Marshall	$100,000	$150,000	—	$250,000
David G. Nord [4]	$280,000	$250,000	—	$530,000
Suzanne L. Stefany	$115,000	$150,000	—	$265,000
Bruce M. Taten	$118,000	$150,000	—	$268,000
Roderick C. Wendt [5]	—	—	$208,000	$208,000
Steven E. Wynne	$100,000	$150,000	—	$250,000

[1] Reflects the grant date fair value of RSUs, calculated in accordance with FASB ASC Topic 718. For 2023, the calculation is described in Note 18 — *Stock Compensation* in our audited financial statements for the year ended December 31, 2023 in our Annual Report on Form 10-K into which this Proxy Statement is incorporated by reference. As of December 31, 2023, each of Messrs. Taten and Wynne and Mses. Halligan, Joubert, Marshall and Stefany had 11,895 RSUs outstanding. Mr. Nord had 19,396 RSUs outstanding, and Mr. Hilton had 6,352 RSUs outstanding.

[2] Ms. Franzen joined the Board on March 1, 2024.

[3] Mr. Hilton joined the Board effective August 3, 2023 and, therefore, his equity grant was pro-rated.

[4] Mr. Nord received a $100,000 RSU grant in February 2023 for his contributions during the CEO transition period in 2022.

[5] Mr. Wendt resigned as an employee of the Company, effective December 31, 2023. In 2023, he received a salary of $200,000 and 401(k) matching contributions of $8,000.

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Policy Regarding Certain Relationships and Related Party Transactions

Our Board has adopted a written policy providing that the Governance and Nominating Committee, or the Board upon the affirmative vote of a majority of the disinterested directors, will review and approve or ratify transactions in which we participate and in which a related party has or will have a direct or indirect material interest. Under this policy, the Governance and Nominating Committee or the Board is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the Governance and Nominating Committee or the Board is to approve only those related party transactions that it believes are in the best interests of the Company. In particular, our policy with respect to related party transactions requires our Governance and Nominating Committee or Board to consider the benefits to the Company; the impact on a director's independence in the event the related party is a director, an immediate family member of a director or an entity in which a director has a position or relationship; the overall fairness of the transaction to both the Company and the related party; and any other matters the Governance and Nominating Committee or the Board deems appropriate. A "related party" is any person who is or was one of our executive officers, directors or director nominees or is a holder of more than 5% of our common stock, or, in each case, their immediate family members, any person sharing the household or any entity owned or controlled by any of the foregoing persons.

On December 14, 2023, JELD-WEN, Inc., a subsidiary of the Company ("JW, Inc."), entered into a Membership Interest Purchase Agreement with Spruce Street Ventures LLC ("Spruce Street") and Harbor Isles, LLC, a subsidiary of JW, Inc. ("Harbor Isles"), in which Spruce Street acquired all the issued and outstanding membership interests of Harbor Isles, which owns certain real property in Klamath Falls, Oregon, for a purchase price of $4,000,000 (the "Harbor Isles Transaction"). Roderick Wendt, a current director of the Company, is a managing member of Spruce Street. The disinterested members of the Governance and Nominating Committee reviewed the related party transaction in accordance with the Company's Related Party Transaction Policy and voted to approve the Harbor Isles Transaction. In connection with their review and approval, the disinterested members of the Governance and Nominating Committee and Board considered the relevant facts and circumstances, including the at arms-length terms based on a third-party valuation of the real property owned by Harbor Isles, the potential impact of the transaction on Mr. Wendt's independence and the overall fairness to the Company of the transaction. The Governance and Nominating Committee concluded that the Harbor Isles Transaction under such terms was in the best interest of the Company.

Other than as described above, in 2023, we did not enter into any new related party transactions for the covered period in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We have not made payments to non-employee directors, other than the fees they are entitled as described in "Director Compensation Structure" and reimbursement of expenses related to their services as a director. Compensation paid to employee directors is described in the "Summary Compensation Table" for Mr. Christensen and in "2023 Director Compensation" for Mr. Wendt.

Security Ownership of Certain Beneficial Owners and Management

The following table shows the number of shares of our common stock beneficially owned (as of the close of business on February 27, 2024) by each of our current directors and NEOs, as well as the number of shares beneficially owned by all of our current directors and executive officers as a group. The table also shows the number of shares of our common stock beneficially owned by each person known to us to beneficially own more than 5% of the outstanding shares of the Company. Determinations as to the identity and holdings of 5% stockholders are based upon filings with the SEC and other publicly available information. Information with respect to beneficial ownership is based upon information known to us or furnished to us by each director or executive officer, and on information reported in Schedules 13D or 13G filed with the SEC, as the case may be.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED	
	NUMBER OF SHARES	PERCENTAGE OF SHARES[1]
NEOs and Directors		
William J. Christensen [2]	161,927	*
Julie C. Albrecht [3]	69,805	*
Kevin C. Lilly [4]	77,251	*
James S. Hayes [5]	26,567	*
Michael A. Leon	—	*
Timothy R. Craven [6]	44,038	*
Antonella B. Franzen	—	*
Catherine A. Halligan	8,653	*
Michael F. Hilton	—	*
Tracey I. Joubert	10,789	*
Cynthia G. Marshall	10,789	*
David G. Nord [7]	24,333	*
Suzanne L. Stefany	30,470	*
Bruce M. Taten	60,143	*
Roderick C. Wendt [8]	319,807	*
Steven E. Wynne [9]	65,822	*
All current executive officers and directors as a group (20 persons)	891,566	1.03%
5% Beneficial Owners		
BlackRock, Inc. [10]	8,583,661	10.1%
The Vanguard Group, Inc. [11]	8,862,466	10.40%
Pzena Investment Management, LLC [12]	7,347,195	8.6%

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| | SHARES BENEFICIALLY OWNED | |
NAME OF BENEFICIAL OWNER	NUMBER OF SHARES	PERCENTAGE OF SHARES[1]
Fuller & Thaler Asset Management, Inc. [13]	8,837,321	10.37%
Turtle Creek Asset Management Inc. [14]	13,949,920	16.4%

* Represents beneficial ownership of approximately 1% of our outstanding common stock.

(1) The percentage of beneficial ownership of our NEOs and directors, and current executive officers and directors as a group, is based on 85,974,164 shares outstanding as of February 27, 2024.

(2) Includes 32,673 shares of common stock issuable upon the vesting of certain RSUs within 60 days of the record date and 73,945 shares of common stock issuable upon the exercise of currently vested options.

(3) Includes 25,174 shares of common stock issuable upon the exercise of currently vested options.

(4) Includes 44,105 shares of common stock issuable upon the exercise of currently vested options.

(5) Includes 9,209 shares of common stock issuable upon the exercise of currently vested options.

(6) Represents shares reported on a Form 4 filed on May 19, 2023.

(7) Includes 20,000 shares of common stock held through the David G. Nord Revocable Trust. Mr. Nord has voting and investment control of shares held by the David G. Nord Revocable Trust, and therefore may be deemed to have beneficial ownership of such shares.

(8) Includes (i) 22,340 shares of common stock held through the Company's ESOP; (ii) 8,739 shares of common stock held through the Company's KSOP; (iii) 227,059 shares of common stock held through the RC Wendt Revocable Trust; and (iv) 26,400 shares of common stock held through the Roderick Wendt GST Trust. Mr. Wendt is the sole trustee of the RC Wendt Revocable Trust and the Roderick Wendt GST Trust. Mr. Wendt has or shares voting and investment control of shares held by the RC Wendt Revocable Trust and the Roderick Wendt GST Trust, and therefore may be deemed to have beneficial ownership of such shares. Mr. Wendt is also the beneficiary of the RC Wendt Revocable Trust. Mr. Wendt, as trustee and beneficiary of the RC Wendt Revocable Trust, has pledged 220,000 shares of common stock in the name of People's Bank to secure a loan obligation.

(9) Includes 18,000 shares of common stock held in an investment retirement account.

(10) Based solely upon information contained in the Schedule 13G/A filed with the SEC on behalf of BlackRock, Inc. on January 8, 2024, BlackRock, Inc. and certain of its affiliates have sole voting power with respect to 8,096,013 shares and sole dispositive power with respect to 8,583,661 shares beneficially owned at December 31, 2023. Their reported address is 50 Hudson Yards, New York, NY 10001.

(11) Based solely upon information contained in the Schedule 13G/A filed with the SEC on behalf of The Vanguard Group, Inc. ("Vanguard") on February 13, 2024, Vanguard and certain of its affiliates have shared voting power with respect to 99,887 shares, shared dispositive power with respect to 185,548 shares and sole dispositive power with respect to 8,676,918 shares beneficially owned at December 31, 2023. Their reported address is 100 Vanguard Blvd. Malvern, PA 19355.

(12) Based solely upon information contained in the Schedule 13G/A filed with the SEC on behalf of Pzena Investment Management, LLC ("Pzena") on February 8, 2024, Pzena and certain of its affiliates have sole voting power with respect to 6,297,743 shares and sole dispositive power with respect to 7,347,195 shares beneficially owned at December 31, 2023. Their reported address is 320 Park Avenue, 8th Floor, New York, NY 10022.

(13) Based solely upon information contained in the Schedule 13G/A filed with the SEC on behalf of Fuller & Thaler Asset Management, Inc. ("Fuller") on February 12, 2024, Fuller and certain of its affiliates have sole voting power with respect to 8,679,923 shares and sole dispositive power with respect to 8,837,321 shares beneficially owned at December 31, 2023. Their reported address is 411 Borel Avenue, Suite 300, San Mateo, CA 94402.

(14) Based solely upon information contained in the Schedule 13G/A filed with the SEC on behalf of Turtle Creek Asset Management Inc. ("Turtle Creek") on February 14, 2024, Turtle Creek and certain of its affiliates have sole voting power and sole dispositive power with respect to all shares beneficially owned at December 31, 2023. Their reported address is Scotia Plaza, 40 King Street West, Suite 5100, Toronto, Ontario M5H 3Y2 Canada.

The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after February 27, 2024, including any shares of our common stock subject to an option that has vested or will vest within 60 days after February 27, 2024. More than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated above, to our knowledge, all persons listed above have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated above, the address for each person or entity listed above is c/o JELD-WEN Holding, Inc., 2645 Silver Crescent Drive, Charlotte, North Carolina 28273.

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Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers and directors and each person who owns more than 10% of our outstanding common stock to file reports of their stock ownership and changes in their ownership of our common stock with the SEC. These same people must also furnish us with copies of these reports and make representations to us that no other reports were required. We have performed a general review of such reports and amendments thereto filed in the fiscal year ended December 31, 2023. Based solely on our review of the copies of such reports furnished to us or such representations, none of our Section 16 officers filed a late report in fiscal year 2023. However, on March 1, 2024, Mr. Wendt filed a late filing to report the disposition of shares on November 5, 2020, November 6, 2020, February 22, 2021, March 1, 2021 and June 8, 2021 (5 transactions total).

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis ("CD&A")

This CD&A provides information about our compensation philosophy and practices in place during 2023 and the material elements of compensation paid to, awarded to, or earned by our named executive officers ("NEOs"). Our NEOs for 2023 were the following:

NAME	TITLE
William J. Christensen	Chief Executive Officer
Julie C. Albrecht	Executive Vice President and Chief Financial Officer
Kevin C. Lilly	Executive Vice President, Global Transformation
James S. Hayes	Executive Vice President, General Counsel and Corporate Secretary
Michael A. Leon	Senior Vice President and Chief Accounting Officer
Timothy R. Craven	(Former) Executive Vice President, Human Resources

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Section 1 – Compensation Objectives and Philosophy

The Compensation Committee (the "Committee") believes that our executive compensation program should be structured to provide an attractive, flexible and market-based total compensation package tied to performance and aligned with the interests of our stockholders. Accordingly, the Committee's executive compensation philosophy is as follows:

Reward Long-Term Growth and Profitability:	**Hire and Retain World-Class Talent:**	**Pay for Performance:**	**Avoid Incentivizing Undue Risk:**
Rewarding executives for the achievement of long-term results aligns the interests of our NEOs with those of our stockholders, thereby providing long-term economic benefit to our stockholders.	Providing competitive financial incentives in the form of salary, bonus and benefits, and long-term equity awards allows us to attract and retain talented individuals in critical roles.	Placing a significant portion of compensation at-risk through inclusion of performance-based metrics incentivizes NEOs, allowing flexibility for compensation to reflect each individual's contribution to overall performance.	Striking an appropriate balance between short-term and long-term performance permits the incorporation of risk-mitigation design features to discourage excessive risk-taking.

TO ACHIEVE OUR OBJECTIVES, WE DELIVER EXECUTIVE COMPENSATION THROUGH A COMBINATION OF THE FOLLOWING COMPONENTS:

Base Salary	Annual Cash Bonuses	Long-Term Equity Awards	Employee Benefits	Severance Benefits

Our executive compensation program includes base salaries and other benefits, including severance benefits, designed to attract and retain senior management talent. We also use annual cash incentive compensation and long-term equity incentives to ensure a performance-based delivery of pay that aligns, as closely as possible, the rewards to our NEOs with the long-term interests of our stockholders, while enhancing executive retention. Compensation of our NEOs is determined by the Committee, which considers feedback and recommendations from the CEO with respect to his direct reports, along with general feedback from the Committee's compensation consultant (described below).

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Pay Mix

The majority of target compensation for our NEOs, including the CEO, is at-risk variable compensation, with a significant portion of such compensation being equity-based compensation. This reflects the principles of our compensation philosophy: pay-for-performance through the use of at-risk variable pay, use of equity compensation to align executives' interests with those of our stockholders, and encouragement of both appropriate outcomes and behaviors through the use of a mix of compensation elements. The following graphs set out the 2023 target total compensation elements for our CEO, Mr. Christensen, and the average of our other NEOs at the Company on December 31, 2023:

CEO TARGET COMPENSATION MIX



OTHER NEOs AVERAGE TARGET COMPENSATION MIX



Incentive Compensation Clawback Policy

To promote the highest level of financial integrity and ethical behavior, and to discourage excessive risk-taking, our Committee adopted an Incentive Compensation Clawback Policy (the "Clawback Policy") allowing the Committee to recover incentive-based compensation in the event of a restatement of our financial statements, as defined under the incentive-based compensation recovery provisions of the Dodd-Frank Act and NYSE listing standards, or specific acts of improper conduct, such as fraud, willful misconduct and violations of our Code of Business Conduct. Our Clawback Policy is available online at *investors.jeld-wen.com*.

Use of Compensation Consultant

The Committee has engaged Willis Towers Watson ("WTW") as its independent consultant to assist the Committee in fulfilling its responsibilities, including by providing advice, research and analysis on executive compensation trends and norms; determining the composition of our peer group for purposes of compensation comparison; reviewing and analyzing peer group and industry information to assist with setting both specific elements of, and the total amount of, executive compensation; and advising on the Company's equity plan. The Committee analyzed any relationships that WTW had with the Company, members of the Committee, executive officers and management, and concluded that, after consideration of the specific factors identified by the SEC and the NYSE that may affect the independence of compensation advisors, there were no independence or conflict-of-interest concerns related to WTW.

Peer Group

The Committee determines the appropriate level of both specific elements of and total compensation for our NEOs by considering numerous competitive, performance and other factors, including a comparison against a pre-selected peer group. In consultation with WTW, the Committee has identified a peer group to serve as a benchmark for determining the compensation of each of our NEOs. The Committee does not target compensation at a specific percentile within the peer or industry group. Instead, it reviews market data provided by WTW to understand how our NEOs' total compensation compares to competitive norms.

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The Committee determined an appropriate peer group for purposes of compensation comparison, in consultation with WTW, by considering companies that meet all or most of the following factors: they operate in a comparable industry, they have comparable revenue and market capitalization and they are likely competitors with us for executive talent. The Committee considered each company individually, as well as the group as a whole, in determining a peer group appropriate for purposes of executive compensation comparison. Eleven of the eighteen companies included in the Company's peer group are in the building products industry, while the remaining seven are either peers of those eleven peers or in highly aligned products or sectors. The median revenue of the peer group is likewise aligned with the Company's anticipated revenue. The Committee also considered the size of the peer group and determined that a robust peer group was desirable to mitigate potential year-over-year volatility in data.

For 2023, the Committee used the following peer group for purposes of executive compensation comparison:

A.O. Smith Corporation (AOS)	Mohawk Industries, Inc. (MHK)
Allegion plc (ALLE)	Newell Brands Inc. (NWL)
Builders FirstSource, Inc. (BLDR)	Owens Corning (OC)
Fortune Brands Innovations, Inc. (FBIN)	Patrick Industries, Inc. (PATK)
Griffon Corporation (GFF)	PulteGroup, Inc. (PHM)
Lennox International, Inc. (LII)	Resideo Technologies, Inc. (REZI)
Martin Marietta Materials, Inc. (MLM)	Snap-on Incorporated (SNA)
Masco Corporation (MAS)	UFP Industries, Inc. (UFPI)
Masonite International Corporation (DOOR)	Vulcan Materials Company (VMC)

2023 Say-On-Pay Advisory Vote

At our annual meeting of stockholders held in 2023, 93.75% of the votes cast on our say-on-pay proposal approved the compensation we paid to our executive officers. As a result of our strong stockholder support of our pay-for-performance compensation structure, among other considerations, the Committee decided not to implement any significant changes to our compensation programs in fiscal 2023.

Section 2 – Compensation Program Design and Decisions

Base Salary

We believe it is important to pay our executives a competitive base salary. Each NEO is party to an employment agreement that provides for an annual base salary, which is subject to periodic review by the Committee. In establishing the initial base salary, we considered a number of factors, including market data for similar positions, as well as the duties and responsibilities of the position. NEOs do not receive automatic merit increases to their base salaries. Rather, the base salaries of our NEOs are reviewed annually by the Committee to determine whether an adjustment is appropriate. In making decisions regarding salary adjustments, the Committee considers numerous factors, none of which is dispositive or individually weighted, including the NEO's performance, our financial results, the relative significance of the NEO's business unit or function, the NEO's past performance and potential for advancement, and comparable salaries paid to other executive officers with similar skills and experience in our peer group or industry.

The following table shows the 2023 annual base salary amounts for each of our NEOs:

NAME	2023 BASE SALARY
William J. Christensen	$925,000
Julie C. Albrecht	$700,000
Kevin C. Lilly	$575,000
James S. Hayes	$500,000
Michael A. Leon	$380,000
Timothy R. Craven [(1)]	$500,000

(1) Mr. Craven is no longer with the Company.

Annual Cash Incentives under the Management Incentive Plan ("MIP")

We believe it is important to motivate our NEOs to achieve short-term performance goals by linking a portion of their annual cash compensation to the achievement of our Board-approved operating plan. Toward that end, we provide an annual cash incentive award opportunity to key members of management, including our NEOs, under the terms and conditions of the Company's MIP. The Committee establishes the target bonus opportunities and the Company performance goals for the MIP (as described in greater detail below) in February of each year based on the Board-approved operating budget, and then these targets are communicated to the MIP participants.

Following the end of each fiscal year, the Committee reviews the Company's actual financial results relative to the established MIP performance goals and determines the level of performance achieved with respect to the Company performance goals for all MIP participants. The Committee considers the level of achievement of the Company performance goals as well as the achievement of the regional or individual performance goals applicable to each NEO. The Committee approves actual cash incentive payments for each NEO following such determinations. The evaluation of a NEO's individual performance specifically includes, among other considerations, the satisfaction of pre-established ESG metrics.

Employment agreements with our NEOs establish minimum target MIP opportunities, and the Committee has discretion to assign target MIP opportunities above those levels. The Committee also establishes threshold and maximum MIP opportunities for each NEO. MIP payments are made based upon actual performance in the range between threshold and maximum achievement of performance goals. In addition, the following conditions apply:

- No payments under the MIP are made with respect to a particular performance goal if financial results are below the threshold performance level for the applicable performance goal.
- No payments under the Regional Performance Metrics (as defined below) are made if performance under the Company Performance Metrics (as defined below) are below threshold performance levels.
- Actual bonus payments under the MIP are subject to upward or downward adjustment at the discretion of the Committee based upon its evaluation of an NEO's individual achievements or contributions to performance of the functions within the individual's areas of responsibility.
- Adjustments are permitted as deemed appropriate by the Committee to account for unanticipated or other significant events that warrant adjustment.

The Committee established the 2023 MIP opportunity for each of our NEOs, expressed as a percentage of base salary, as follows:

NAME	THRESHOLD	TARGET	MAXIMUM
William J. Christensen	72%	120%	240%
Julie C. Albrecht	48%	80%	160%
Kevin C. Lilly	48%	80%	160%
James S. Hayes	36%	60%	120%
Michael A. Leon	30%	50%	100%
Timothy R. Craven	36%	60%	120%

COMPANY PERFORMANCE METRICS

Pursuant to our MIP, the Committee established Company performance goals (the "Company Performance Metrics") based on two financial measures under our 2023 operating plan with the following weighting:



MIP Company Performance Metrics

50%   50%

■ Adj. EBITDA ■ Operating Cash Flow

For MIP purposes, the Committee uses Adjusted EBITDA as reported, as may be further adjusted for discrete items at the Committee's sole discretion. For MIP purposes, the Committee uses Operating Cash Flow as reported, as may be further adjusted for discrete items at the Committee's sole discretion in accordance with the terms of the MIP. For 2023, the Company Performance Metrics apply to our executives with global functional responsibilities, including Messrs. Christensen, Hayes, Lilly and Leon and Ms. Albrecht.

REGIONAL PERFORMANCE METRICS

The Committee determined that regional performance goals ("Regional Performance Metrics") were appropriate for executives responsible for operations in a specific region. For 2023, in addition to the overall Company Performance Metric, the Committee established the Regional Performance Metrics based on three measurements under our 2023 operating plan with the following weighting:



MIP Regional Performance Metrics

15%   25%

Company Performance
25%

22.5%

Regional Performance
75%   37.5%

■ Company Performance ■ Regional Adj. EBITDA ■ Regional Adj. FCF ■ Regional Revenue

For MIP purposes, the Committee uses revenue as reported for the region, excluding the impact of acquisitions during the plan year, as may be further adjusted for discrete items at the Committee's sole discretion. The Committee also uses Adjusted EBITDA as reported for the region, excluding the impact of acquisitions and divestitures during the plan year, as may be further adjusted for discrete items at the Committee's sole discretion. The Committee uses Free Cash Flow as reported for the region, excluding the impact of acquisitions during the plan year, as may be further adjusted for discrete items at the Committee's sole discretion.

2023 MIP RESULTS

The 2023 MIP Company and Regional Performance Metrics established by the Committee, and applicable to our NEOs, are set forth in the table below.

PERFORMANCE GOAL	WEIGHTING	THRESHOLD	TARGET	MAXIMUM
		(AMOUNTS SHOWN IN MILLIONS)		
Company				
Adjusted EBITDA	50%	$345	$380	$435
Operating Cash Flow	50%	$266	$296	$325
Regional – North America				
Company Performance	25%		See above	
Regional Revenue	15%	$3,025.9	$3,045.4	$3,094.9
Regional Adjusted EBITDA	37.5%	$333.7	$356.9	$377.8
Regional Free Cash Flow	22.5%	$279.5	$308.8	$350.5
Regional – Europe				
Company Performance	25%		See above	
Regional Revenue	15%	€1,117.2	€1,184.5	€1,216.5
Regional Adjusted EBITDA	37.5%	€60.2	€66.2	€75.9
Regional Free Cash Flow	22.5%	€36.1	€40.2	€44.2

The results of the Company's 2023 financial performance were measured against these pre-established performance goals that were set in February 2023 after the completion of the Company's annual operating plan and an examination of its underlying markets, customers, strategic initiatives and general economic outlook. For 2023, the Company's Adjusted EBITDA for MIP purposes was $452 million (as reported Adjusted EBITDA, adjusted to reflect the impact from the sale of our Australasia business in July 2023) and Operating Cash Flow for MIP purposes was $389 million (as reported Operating Cash Flow, adjusted to reflect the impact from the sale of our Australasia business in July 2023). Based on these results, the Company Performance Metrics yielded a maximum MIP payout of 200% of target. For North America, the Company reported $3,123 million in revenue, $382 million in Adjusted EBITDA and $374 million in Free Cash Flow. For Europe, the Company reported €1,099 million in revenue, €76 million in Adjusted EBITDA and €59 million in Free Cash Flow. Based on these results, the Regional Performance Metrics yielded a MIP payout of 200% of target for North America and 169% of target for Europe.

The Committee awarded 2023 MIP bonuses to our NEOs as follows:

NAME	PAYMENT AMOUNT	PERCENTAGE OF TARGET
William J. Christensen	$2,220,000	200%
Julie C. Albrecht	$1,120,000	200%
Kevin C. Lilly	$920,000	200%
James S. Hayes	$600,000	200%
Michael A. Leon	$380,000	200%
Timothy R. Craven [1]	$0	0%

(1) Mr. Craven is no longer with the Company and was not entitled to a bonus payout under the 2023 MIP.

Long-Term Incentive Plan

PRE-IPO STOCK INCENTIVE PLAN

We believe that long-term equity incentives are important to ensure that the interests of management remain aligned with those of our stockholders. Key management employees, including certain of our NEOs, were granted equity awards under our pre-IPO Amended and Restated Stock Incentive Plan (the "Stock Incentive Plan"), which was approved by our Board and our stockholders in 2011. As a private company, the Board generally granted equity awards under the Stock Incentive Plan only in connection with commencement of employment or significant changes in management responsibilities. From time to time, at the discretion of the Committee, equity awards were also made to recognize performance and to assist with the retention of key members of our management team, including certain of our NEOs. Effective upon our IPO, equity awards are no longer made under the Stock Incentive Plan.

OMNIBUS EQUITY PLAN

In connection with our IPO in 2017, the Board adopted and our stockholders approved the Omnibus Equity Plan, which has been amended from time to time. Equity awards granted in connection with and following our IPO were, and future equity awards will be, made under the Omnibus Equity Plan. Under the Omnibus Equity Plan, the Committee has granted and intends to continue to grant stock option and restricted stock unit ("RSU") awards to eligible employees, and performance share units ("PSUs") to our senior managers, including our NEOs. The Committee's use of performance based, long-term equity awards is intended to encourage superior performance and align executives' interests with those of stockholders, and it also takes into consideration competitive market data as well as the incentive for long-term growth and value creation in the Company's overall pay-for-performance program.

Stock Options

The Committee utilizes stock options as a component of executive compensation because they have value only if the Company's share price increases and, therefore, motivate our executives to drive sustained, long-term stockholder value creation. To a lesser extent, stock options also play a role in executive retention. The Board has adopted a form of option award agreement under the Omnibus Equity Plan that generally provides for awards to vest ratably on each anniversary of the date of grant over the specified multi-year period (typically three years) following the date of grant and to have a strike price equal to the fair market value on the date of grant. It also provides for post-termination exercise periods generally consistent with those that applied to stock options granted under the Stock Incentive Plan; and for awards made after 2020, stock options continue to vest in the event of death, disability or retirement. Upon a termination for "cause," all options, vested or unvested, are immediately forfeited.

Restricted Stock Units

The Committee uses time-vesting RSUs as a component of executive compensation to align further our executives' interests with those of stockholders. Because these awards typically vest after a specified period following the date of grant, they also incentivize our executives to remain in our employ. The Board has adopted a form of RSU award agreement under the Omnibus Equity Plan that generally provides for awards to vest ratably on each anniversary of the date of grant over a specified period (typically three years) following the date of grant. All unvested RSUs continue to vest in the event of termination of employment due to death, disability or retirement.

Performance Share Units

Beginning in 2018, the Committee introduced PSUs as a component of executive compensation to ensure our executives' incentives are tied directly to key drivers of stockholder value growth. PSUs also play a role in executive retention, as an NEO is required to remain employed through the applicable vesting date in order to receive the shares underlying the PSUs. The Board has adopted a form of PSU award agreement under the Omnibus Equity Plan that generally provides for awards to cliff vest after a specified period (typically three years) following the date of grant, subject to the executive's continued employment through the vesting date. Participants will be eligible to earn a specified range (typically 0-150%) of the PSU target award based on our actual performance with respect to selected metrics for the fiscal years specified in the grant.

For the PSU awards granted in February 2021, the number of shares that vest is determined by performance against pre-set, three-year performance targets for Return on Invested Capital ("ROIC") and total shareholder return ("TSR") relative to the Russell 3000 Index, each weighted at 50%. The Committee has the discretion to adjust the performance metrics to account for unanticipated or other significant events, including changes in the Company's structure. The three-year ROIC was below threshold level of 11% resulting in no payout under the ROIC metric. TSR relative to the Russell 3000 index for the three-year award period was at the 28th percentile, slightly above threshold performance of the 25th percentile. As a result, the PSU awards granted on February 23, 2021 vested at 28.6% of the target. Mr. Lilly was the only NEO that held outstanding PSUs granted on February 23, 2021.

Annual 2023 Long-Term Incentive Equity Awards

Annually, the Committee considers long-term incentive equity awards ("LTIP Awards") to eligible employees and members of our executive team, including our NEOs. The Committee uses a mix of long-term incentive equity awards, together with other elements of our executive compensation, to optimize the balance of long-term and short-term incentives and to avoid undue emphasis on any specific element of the incentive compensation program. In recent years, the Committee has issued LTIP Awards in the form of a combination of PSUs, RSUs and stock options (each pursuant to the Omnibus Equity Plan) to continue a strong pay-for-performance alignment of the Company's compensation program with long-term interests of stockholders.

The Committee awards equity based on a target value as a percentage of an executive's base salary. One year prior to the annual grant, the Committee sets a range of target equity values for our executives, including our NEOs. The Committee sets a target equity value (not a range) for the roles of chief executive officer and chief financial officer. Using its reasoned business judgement, the Committee determines the executive's final target equity value for the annual grant based on the executive's scope of responsibility, individual evaluation of performance and potential, median market peer data provided by the Company's compensation consultant and, in part, the recommendation of our CEO.

In February 2023, the Committee determined that the target equity value (based on the grant date fair value of the total award) for our NEOs, except our CEO, should be issued using the following combination of awards: 33% stock options, 33% RSUs and 34% PSUs. The combination of equity awards for our CEO is the following: 50% PSUs, 25% RSUs and 25% stock options. For the 2023 PSU awards, the Committee selected ROIC and TSR relative to the Russell 3000 Index, each weighted at 50%, for the three-year performance period to include fiscal years 2023 through 2025. Accordingly, the Committee approved 2023 LTIP Awards to our NEOs valued as set forth below.

NAME	STOCK OPTIONS[1]	RSUs[2]	PSUs[3]
William J. Christensen [4]	—	—	$1,700,000
Julie C. Albrecht	$577,493	$577,490	$594,995
Kevin C. Lilly	$303,595	$1,283,588	$312,793
James S. Hayes	—	$465,163	—
Michael A. Leon [5]	—	—	—
Timothy R. Craven [6]	$263,996	$263,993	$271,997

(1) All stock options have a strike price of $13.29 (the closing price of our common stock on the date of grant), vest ratably on each of the first three anniversaries of the date of grant (February 14, 2023) and expire ten years from the date of grant.

(2) RSUs vest ratably on each of the first three anniversaries of the date of grant (February 14, 2023).

(3) Value of PSUs issued at target. PSUs vest in a range of 0-150% of target on February 14, 2025, which is the third anniversary of the date of grant. The number of shares that vest will be determined by performance against pre-set three-year performance targets on ROIC and TSR relative to the Russell 3000 Index, each weighted 50%.

(4) Mr. Christensen was granted PSUs only on February 14, 2023. He was granted RSUs and stock options in connection with his promotion to CEO in December 2022.

(5) Mr. Leon joined the Company in March 2023 and did not receive an equity grant in February 2023.

(6) Mr. Craven forfeited his 2023 equity grants in connection with his termination of employment on July 31, 2023.

Other 2023 Long-Term Incentive Equity Awards

In connection with new hires and promotions, the Committee approved certain 2023 LTIP Awards to our NEOs. On March 27, 2023, the Committee awarded to Mr. Leon an RSU grant with a grant date value of $1,221,000 in connection with his hire as Senior Vice President and Chief Accounting Officer. The award is scheduled to vest 50% on the second and third anniversaries of the date of grant. On June 1, 2023, the Committee awarded to Mr. Hayes (i) PSUs with a grant date value of $199,998 at target scheduled to vest in a range of 0-150% of target on the third anniversary of the date of grant subject to pre-determined performance targets set by the Committee and (ii) stock options with a grant date value of $199,993, which will vest ratably on each of the first three anniversaries of the date of grant with an expiration on the tenth anniversary of the date of grant.

Employee Benefits

Our NEOs generally participate in the same retirement program as other management employees assigned at their primary work location. NEOs based in the United States participate in the Company's 401(k) Retirement Savings Plan (the "401(k) Plan"), under which the Company will match contributions up to 4% of the lesser of base salary and the annual statutory maximum dollar amount.

Our NEOs are also entitled to vacation and holiday pay in accordance with the terms of their respective employment agreements and otherwise on the same terms as other employees at their primary work location. In addition, our NEOs are eligible to participate in our medical, dental and other insurance programs in accordance with the terms and provisions of those programs in effect from time to time, and on substantially the same terms as those generally offered to other employees.

Perquisites

Certain NEOs received allowances for moving and relocation, as disclosed in the "Summary Compensation Table."

Section 3 – Other Compensation Information

Compensation Risk Assessment

The Compensation Committee meets at least quarterly to consider management's assessment of employee and compensation risks, to monitor incentive and equity-based compensation plans and, at least annually, to review the Company's compensation programs to confirm they are appropriately aligned with the Company's strategic objectives and do not incentivize unnecessary or excessive risk-taking. Based on that review, the Committee has determined that no practices or policies are likely to lead to excessive risk-taking or have a material adverse effect on the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the above Compensation Discussion and Analysis. Based on its review and discussion with management, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Bruce M. Taten, Chair
Catherine A. Halligan
Michael F. Hilton
Tracey I. Joubert
Cynthia G. Marshall

Section 4 – 2023 Compensation Tables

Summary Compensation Table

The following table sets forth the compensation paid to each NEO for services performed during the years ended December 31, 2021, 2022 and 2023.

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1]	BONUS[2]	STOCK AWARDS[3]	OPTION AWARDS[4]	NON-EQUITY INCENTIVE PLAN COMPENSATION[5]	ALL OTHER COMPENSATION[6]	TOTAL
William J. Christensen *Chief Executive Officer*	2023	$907,212	—	$1,700,000	—	$2,220,000	$953,073	$5,780,285
	2022	$424,253	—	$3,274,981	$1,274,998	—	$34,828	$5,009,060
	2021	—	—	—	—	—	—	—
Julie C. Albrecht *EVP & Chief Financial Officer*	2023	$700,000	—	$1,172,485	$577,493	$1,120,000	$169,094	$3,739,072
	2022	$309,615	$880,000	$2,499,989	—	—	$74,544	$3,764,148
	2021	—	—	—	—	—	—	—
Kevin C. Lilly *EVP, Global Transformation*	2023	$575,000	—	$1,596,381	$303,595	$920,000	$13,200	$3,408,176
	2022	$613,462	$490,000	$851,473	$148,495	—	$12,200	$2,115,630
	2021	—	—	—	—	—	—	—
James S. Hayes *EVP, General Counsel & Corporate Secretary*	2023	$457,200	$70,000	$665,162	$199,993	$600,000	$13,200	$2,005,555
	2022	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—
Michael A. Leon *SVP & Chief Accounting Officer*	2023	$285,000	—	$1,221,000	—	$380,000	$4,969	$1,890,969
	2022	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—
Timothy R. Craven *(Former) EVP, Human Resources*	2023	$330,000	—	—	—	—	$1,189,209	$1,519,209
	2022	$531,731	$215,000	$1,035,983	$263,993	—	$12,200	$2,058,907
	2021	$465,481	—	$518,720	$255,494	—	$11,600	$1,251,295

(1) The amounts in the salary column represent the U.S. dollar value of salary paid to each NEO with respect to each year during which the individual was an NEO.

(2) Mr. Hayes received a discretionary bonus of $70,000 in March 2023 for his individual performance. Mr. Hayes was promoted to EVP, General Counsel & Corporate Secretary on June 1, 2023.

(3) Reflects the grant date fair value of RSUs and PSUs at target payout, calculated in accordance with FASB ASC Topic 718. Reflects Mr. Leons new hire RSU grant on March 27, 2023. For 2023, the calculation is described in Note 18 — *Stock Compensation* in our audited financial statements for the year ended December 31, 2023, in our Annual Report on Form 10-K into which this Proxy Statement is incorporated by reference. The value of each PSU award granted in 2023 on the grant date at maximum payout (i.e., 150% of target) is as follows: Mr. Christensen ($2,554,207), Ms. Albrecht ($893,965), Mr. Lilly ($469,964), and Mr. Hayes ($299,998). See "Grants of Plan-Based Awards" table below.

(4) Reflects the grant date fair value of stock options calculated in accordance with FASB ASC Topic 718. For 2023, the calculation is described in Note 18 — *Stock Compensation* in our audited financial statements for the year ended December 31, 2023, in our Annual Report on Form 10-K into which this Proxy Statement is incorporated by reference.

(5) The amounts reported in this column represent amounts paid pursuant to the Company's MIP for the applicable year.

PROXY
SUMMARY

CORPORATE
GOVERNANCE

BOARD
OF DIRECTORS

COMPENSATION
OF EXECUTIVE
OFFICERS

AUDIT
COMMITTEE
MATTERS

ANNUAL
MEETING AND
VOTING INFO

(6) For 2023, the amounts in this column represent all other compensation not reported in any other column of the "Summary Compensation Table," as reported in detail in the table below.

NAME	401(k) MATCH/ PENSION[a]	SEVERANCE PAYMENTS[b]	OTHER PERQUISITES[c]	TAX GROSS-UPS[d]	TOTAL
William J. Christensen	$13,200	—	$516,374	$423,499	$953,073
Julie C. Albrecht	$13,200	—	$80,595	$75,299	$169,094
Kevin C. Lilly	$13,200	—	—	—	$13,200
James S. Hayes	$13,200	—	—	—	$13,200
Michael A. Leon	$4,969	—	—	—	$4,969
Timothy R. Craven	$10,800	$1,178,409	—	—	$1,189,209

(a) Amounts listed are employer matching contributions for 2023 to the 401(k) Plan.

(b) For Mr. Craven, includes $800,000 cash severance payment in accordance with Mr. Craven's Severance and Release Agreement (defined below), $38,359 (valuation of RSUs from February 23, 2021 grant) and $137,050 (valuation of RSUs from February 16, 2022 grant), a lump sum payment of $175,000 for prorated target MIP bonus, $18,000 for the value of health care coverage for twelve months, and $10,000 for the value of outplacement services.

(c) For Mr. Christensen, includes moving and relocation allowance. For Ms. Albrecht, includes her moving and relocation allowance.

(d) The tax gross-up amounts are related to the "Other Perquisites" described in this table.

SEVERANCE AGREEMENTS

On March 13, 2023, pursuant to Mr. Craven's departure from his role as Executive Vice President, Human Resources, of the Company, the Company and Mr. Craven agreed to a Severance and Release Agreement ("Severance and Release Agreement"). As part of the Severance and Release Agreement, Mr. Craven received the following severance payments and benefits consistent with a qualifying termination under his employment agreement: (1) severance pay of $800,000, representing one year's base pay and target annual bonus, distributed in twenty-six bi-weekly installments; (2) vesting on February 23, 2024 and February 16, 2024 of RSUs granted on February 23, 2021 and February 16, 2022, respectively; (3) a lump sum pay of $175,000 representing the pro-rated target MIP bonus for 2023; (4) a lump sum pay of $18,000 for health coverage through COBRA for up to twelve months; and (5) outplacement services at a value of $10,000. In return, Mr. Craven agreed to a unilateral irrevocable general release of claims in favor of the Company.

Grants of Plan-Based Awards

The following table summarizes the awards granted to each of our NEOs during the year ended December 31, 2023.

NAME	AWARD TYPE[1]	GRANT DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[2]			ESTIMATED POSSIBLE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[3]			ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS	EXERCISE OR BASE PRICE OF OPTION AWARDS (PER SHARE)	ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[4]	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[5]
			THRESHOLD	TARGET	MAXIMUM	THRESHOLD	TARGET	MAXIMUM				
William J. Christensen	MIP		$666,000	$1,110,000	$2,220,000							
	PSU	02/14/23				70,132	140,264	210,396				$1,700,000
Julie C. Albrecht	MIP		$336,000	$560,000	$1,120,000							
	NSO	02/14/23							76,287	$7.57		$577,493
	PSU	02/14/23				24,546	49,092	73,638				$594,995
	RSU	02/14/23									43,453	$577,490
Kevin C. Lilly	MIP		$276,000	$460,000	$920,000							
	NSO	02/14/23							40,105	$7.57		$303,595
	PSU	02/14/23				12,904	25,808	38,712				$312,793
	RSU	02/14/23									22,844	$303,597
	RSU	02/14/23									73,739	$979,991
James S. Hayes	MIP		$180,000	$300,000	$600,000							
	NSO	06/01/23							26,917	$7.43		$199,993
	PSU	06/01/23				7,605	15,209	22,814				$199,998
	RSU	02/14/23									25,001	$332,263
	RSU	02/14/23									10,000	$132,900
Michael A. Leon	MIP		$114,000	$190,000	$380,000							
	RSU	03/27/23									100,000	$1,221,000
Timothy R. Craven	MIP		$180,000	$300,000	$600,000							
	NSO	02/14/23							34,874	$7.57		$263,996
	PSU	02/14/23				11,221	22,442	33,663				$271,997
	RSU	02/14/23									19,864	$263,993

(1) Awards labeled as "MIP" are granted pursuant to the Company's MIP. All other awards listed in this column are granted pursuant to the Omnibus Equity Plan.

(2) Reflects potential payouts under the 2023 MIP as reported above in the "Summary Compensation Table." Mr. Craven's employment with the Company terminated on July 31, 2023 and he was not entitled to a 2023 MIP bonus.

(3) These columns represent the threshold, target and maximum potential payouts pursuant to the PSUs granted in 2023, which are scheduled to vest, upon the certification of the achievement of the predetermined performance metrics, on the third anniversary of the date of grant. Mr. Craven's employment with the Company terminated on July 31, 2023 and his PSUs were forfeited.

(4) Represents RSUs granted to each NEO, all of which are scheduled to vest ratably on each of the first three anniversaries of the date of grant, except the RSU award granted to Mr. Leon for 100,000 shares, Mr. Lilly for 73,739 shares and Mr. Hayes for 10,000 shares, which are each scheduled to vest 50% on the second and third anniversaries of the date of grant. Mr. Craven's employment with the Company terminated on July 31, 2023 and his RSUs were forfeited.

(5) The amounts reflect the grant date fair values for stock options, RSUs and PSUs computed in accordance with FASB ASC Topic 718. Values for PSUs reflect the fair value of the shares on the date of grant based on the probable outcome of performance conditions (consistent with FASB ASC Topic 718).

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of securities underlying the equity awards held by each of our NEOs as of December 31, 2023.

		OPTION AWARDS				STOCK AWARDS		STOCK AWARDS	
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[1]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[2]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[3]	EQUITY INCENTIVE PLAN AWARDS: MARKET VALUE OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[2]
William J. Christensen	04/01/22	—	—	—	—	66,337	$1,252,443	—	—
	12/15/22	73,945	150,132	$9.89	12/15/32	—	—	—	—
	12/15/22	—	—	—	—	86,376	$1,670,779	—	—
	02/14/23	—	—	—	—	—	—	70,132	$1,324,092
Julie C. Albrecht	07/18/22	—	—	—	—	105,678	$1,995,201	—	—
	02/14/23	76,287	0	$13.29	02/14/33	—	—	—	—
	02/14/23	—	—	—	—	43,453	$820,393	—	—
	02/14/23	—	—	—	—	—	—	24,546	$463,428
Kevin C. Lilly	02/25/19	4,501	0	$20.96	02/25/29	—	—	—	—
	02/11/20	7,936	0	$24.54	02/11/30	—	—	—	—
	02/23/21	6,758	3,482	$29.01	2/23/31	—	—	—	—
	02/23/21	—	—	—	—	5,687	$107,371	—	—
	02/23/21	—	—	—	—	1,727	$32,606	—	—
	02/23/21	—	—	—	—	—	—	2,739	$51,703
	02/16/22	4,097	8,319	$24.17	2/16/32	—	—	—	—
	02/16/22	—	—	—	—	19,363	$365,573	—	—
	02/16/22	—	—	—	—	—	—	3,170	$59,850
	02/14/23	0	40,105	$13.29	02/14/33	—	—	—	—
	02/14/23	—	—	—	—	22,844	$431,295	—	—
	02/14/23	—	—	—	—	73,739	$1,392,192	—	—
	02/14/23	—	—	—	—	—	—	12,904	$243,628
James S. Hayes	02/25/19	5,003	0	$20.96	2/25/29			—	—
	02/11/20	4,206	0	$24.54	02/11/30	—	—	—	—
	02/23/21	—	—	—	—	1,624	$30,661	—	—
	02/16/22	—	—	—	—	5,628	$106,257	—	—
	02/14/23	—	—	—	—	25,001	$472,019	—	—
	02/14/23	—	—	—	—	10,000	$188,800	—	—
	06/01/23	0	26,917	$13.15	06/01/33	—	—	—	—
	06/01/23	—	—	—	—	—	—	7,605	143,573

		OPTION AWARDS				STOCK AWARDS		STOCK AWARDS	
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[1]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[2]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[3]	EQUITY INCENTIVE PLAN AWARDS: MARKET VALUE OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[2]
Michael A. Leon	03/27/23	—	—	—	—	100,000	$1,888,000	—	—
Timothy R. Craven	02/23/21	—	—	—	—	21,179	$399,860	—	—
	02/16/22	—	—	—	—	2,995	$56,546	—	—

(1) The amounts in this column represent the total number of RSUs not vested as of December 31, 2023. All RSUs granted on February 23, 2021 vested in full on February 23, 2024.

The RSUs granted to Mr. Christensen on April 1, 2022 vest ratably on April 1, 2023, April 1, 2024, and April 1, 2025. The RSUs granted to Mr. Christensen on December 15, 2022 vested one-third on December 15, 2023 with the remaining shares to vest ratably on December 15, 2024 and December 15, 2025.

The RSU award granted to Ms. Albrecht on July 18, 2022 vested one-third on July 18, 2023 with the remaining shares to vest ratably on July 18, 2024 and July 18, 2025. The RSUs granted to Ms. Albrecht on February 14, 2023 vests ratably on February 14, 2024, February 14, 2025, and February 14, 2026.

The RSUs granted to Messrs. Lilly and Hayes on February 16, 2022 vested one-third on February 16, 2023 with the remaining shares to vest ratably on February 16, 2024 and February 16, 2025. Messrs. Lilly and Hayes received two RSU grants on February 14, 2023. One grant to vest ratably on February 14, 2024, February 14, 2025, and February 14, 2026, with the other grant to vest 50% on the second anniversary of the grant date (February 14, 2025) and 50% on the third anniversary of the grant date (February 14, 2026).

The RSU award granted to Mr. Leon on March 27, 2023 vests 50% on March 27, 2025 and March 27, 2026.

Of the RSUs granted to Mr. Craven on February 23, 2021, the last tranche vested on February 23, 2024 under the terms of his Severance and Release Agreement. Of the RSUs granted to Mr. Craven on February 16, 2022, one-third vested on February 16, 2023 with one-third vested on February 16, 2024 under the terms of his Severance and Release Agreement.

(2) Based on the per share closing market price of our common stock on December 29, 2023 of $18.88.

(3) The amounts in this column represent the number of PSUs, which were not vested as of December 31, 2023, for the performance periods 2021 through 2023 (for awards granted in 2021), 2022 through 2024 (for awards granted in 2022) and 2023 through 2025 (for awards granted in 2023) based on the achievement of threshold performance.

Option Exercises and Stock Vested

The following table lists the stock awards vested for each of the NEOs during the year ended December 31, 2023. Our NEOs did not exercise any options during the year ended December 31, 2023.

	STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON VESTING (#)[1]	MARKET VALUE OF SHARES THAT HAVE VESTED($)[2]
William J. Christensen	75,214	$1,199,804
Julie C. Albrecht	52,050	$911,396
Kevin C. Lilly	14,268	$186,818
James S. Hayes	21,966	$283,203
Michael A. Leon	—	—
Timothy R. Craven	21,485	$280,450

(1) Upon the vesting of certain RSUs, (i) 19,905 shares were withheld to cover applicable taxes and 55,309 shares were issued to Mr. Christensen; (ii) 17,452 shares withheld to cover applicable taxes and 34,598 shares were issued to Ms. Albrecht; (iii) 4,943 shares were sold to cover applicable taxes and 9,325 shares were issued to Mr. Lilly; (iii) 7,396 shares were sold to cover applicable taxes and 14,570 shares were issued to Mr. Hayes; and (iv) 7,167 shares were withheld to cover applicable taxes and 14,318 shares were issued to Mr. Craven.

(2) Represents the aggregate value of RSUs issued to (i) Mr. Christensen on April 1, 2023 and December 15, 2023 at a market value of $12.66 and $18.48 per share, respectively; (ii) Ms. Albrecht on July 18, 2023 at a market value of $17.51 per share; (iii) Mr. Lilly on February 11, 2023, February 16, 2023 and February 23, 2023 at a market value of $12.89, $13.14, and $13.20 per share, respectively; (iv) Mr. Hayes on February 11, 2023, February 16, 2023, February 23, 2023 and February 24, 2023 at a market value of $12.89, $13.14, $13.20 and $12.82 per share, respectively; and (v) Mr. Craven on February 11, 2023, February 16, 2023 and February 23, 2023 at a market value of $12.89, $13.14 and $13.20 per share, respectively.

Employment Agreements

The Company entered into employment agreements (the "NEO Employment Agreements") with each of our NEOs. The NEO Employment Agreements generally provide for indefinite employment terms that are terminable by either party as provided therein and specify a minimum salary, target incentive compensation, as well as other benefits and perquisites. They also contain restrictive covenants that, among other things, limit the executive's ability to engage in competitive activity with the Company, or to solicit customers or employees of the Company, within a specified period following the individual's termination of employment. The NEO Employment Agreements also provide for certain payments and benefits following certain termination events, as described in greater detail below under the heading "Potential Payments upon Termination or Change in Control."

Deferred Compensation for 2023

The following table provides information regarding contributions, earnings and balances for our NEOs under our Deferred Compensation Plan (as defined below).

NAME	AGGREGATE BALANCE AS OF 12/31/22($)	EXECUTIVE CONTRIBUTIONS IN 2023($)[1]	AGGREGATE EARNINGS IN 2023($) [2]	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS IN 2023($)	AGGREGATE BALANCE AS OF 12/31/23($)
William J. Christensen	—	—	—	—	—
Julie C. Albrecht	—	—	—	—	—
Kevin C. Lilly	—	—	—	—	—
James S. Hayes	—	—	—	—	—
Michael A. Leon	—	—	—	—	—
Timothy R. Craven	$36,103	$30,000	$9,192	—	$75,295

(1) Executive contributions are reflected in the Salary column of the "Summary Compensation Table" as described above.

(2) Aggregate earnings are not reflected in the "Summary Compensation Table" for 2023 and were not reflected for prior years.

DEFERRED COMPENSATION PLAN

The JELD-WEN Deferred Compensation Plan (the "Deferred Compensation Plan"), effective April 1, 2022, as amended and restated effective January 1, 2024, is an unfunded non-qualified deferred compensation plan that permits eligible executives and directors to defer a portion of their compensation to a future time. Eligible employees may elect to defer up to 80% of their base salary and up to 100% of their bonus, MIP, RSUs and PSUs. Eligible directors may defer up to 100% of their director fees or RSUs under the Deferred Compensation Plan. A participant's contributions to the Deferred Compensation Plan are fully vested (other than equity deferrals which remain subject to the vesting terms of the applicable equity award). Amounts deferred under the Deferred Compensation Plan are invested in investment funds selected by the participant. Participants are entitled to receive benefits in their accounts upon separation of service or upon a specified date, with cash deferrals payable as a single lump sum or in up to ten annual installments, and equity deferrals payable as a single lump sum only. Although the Company is permitted to make contributions to a participant's account, the Company has not elected to do so.

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Potential Payments upon Termination or Change in Control

Each of our NEOs is entitled to certain payments and benefits following a termination of employment in certain circumstances. These potential benefits are summarized below and reflect obligations pursuant to the NEO Employment Agreements in effect on December 31, 2023.

TERMINATION FOR CAUSE OR VOLUNTARY RESIGNATION WITHOUT GOOD REASON

Upon a termination by the Company for cause (as defined in the relevant agreement or as determined in accordance with the applicable equity plan) or due to a voluntary resignation without good reason (as defined in the relevant agreement), no severance benefits are payable to the NEO. The NEO would forfeit the right to receive an annual bonus under the MIP in the year of termination but would be paid for any bonus earned in the prior fiscal year if such bonus had not yet been paid prior to the date of termination.

Stock options, RSUs and PSUs are treated in accordance with the award agreements pursuant to which they were granted, which typically provide that all unvested stock options, RSUs and PSUs are immediately forfeited, and vested stock options remain exercisable for the 90-day period following termination (other than following a termination for cause, in which case vested stock options are forfeited upon employment termination).

TERMINATION DUE TO DEATH OR DISABILITY OR RETIREMENT

Upon a termination due to death or disability, the NEO will receive salary through the date of death or disability, as well as a bonus for the year in which the termination occurs, based on the Company's actual performance, and prorated for the number of calendar months during which the executive was employed prior to termination. Stock options, RSUs and PSUs are treated in accordance with the award agreements pursuant to which they were granted, which typically provide that all unvested stock options, RSUs and PSUs are immediately forfeited, except for such grants made after 2020, which continue to vest in the event of death, disability or retirement. Stock options that are vested on the date of death, disability or retirement (which, generally, for grants through 2020 is reaching age 65, for grants after 2020 is reaching age 55 and having at least ten years of service with the Company and for 2024 grants and afterwards, (i) 55 years of age plus ten years of service or (ii) 66 years of age plus five years of service with the Company) remain exercisable until the earlier to occur of (x) the expiration of the twelve-month period following the final vesting date and (y) the stock option expiration date.

TERMINATION WITHOUT CAUSE OR RESIGNATION FOR GOOD REASON

Not in Connection with a Change in Control

Under the terms of the NEO Employment Agreements, in the event that the NEO's employment is terminated by the Company without cause or the NEO resigns for good reason (as such terms are defined in the NEO Employment Agreement), subject to the NEO's execution and effectiveness of a general release of claims in our favor, the NEO will be entitled to receive: (i) an amount equal to the sum of (x) the NEO's then-current base salary and (y) the NEO's target annual cash incentive bonus for the year of termination, payable in twelve equal monthly installments following termination; (ii) a prorated annual cash incentive bonus based on actual Company performance for the entire fiscal year in which such termination occurs, prorated for the number of calendar months during which the executive was employed prior to termination (rounded up to the next whole month), and paid at the time bonuses are generally paid to other executives; (iii) treatment of equity awards held by the NEO pursuant to the terms of the applicable award agreement; (iv) if the NEO is participating in the Company's group health plan immediately prior to the date of termination and elects to continue coverage, reimbursement of 12 months of COBRA premiums following termination; and (v) outplacement services not to exceed a total value of $10,000. In addition, each NEO will be bound by two-year post-termination non-competition and non-solicitation covenants.

For stock options granted on and prior to February 2, 2017, award agreements typically provided that upon termination without cause or resignation for good reason, the number of stock options scheduled to vest on the next vesting date following termination will accelerate and vest on the date of termination. For stock options granted after that date, award agreements typically provide that any stock options not yet vested on the date of termination are forfeited. Award agreements typically provide that vested options may be exercised during a period of 90 days following the date of termination without cause or resignation for good reason.

For all currently outstanding RSUs and for all PSUs, the award agreements typically provide that any RSUs and PSUs not yet vested on the date of termination are forfeited.

In Connection with a Change in Control

Under the terms of the NEO Employment Agreements for Messrs. Christensen, Craven, Hayes and Lilly and Ms. Albrecht, in the event of termination of employment without cause or resignation for good reason, in either case occurring on or after a "change in control" (as defined in the applicable NEO Employment Agreement), each of these NEOs will be entitled to receive: (i) an amount equal to two times the sum of (x) the NEO's then-current base salary and (y) the NEO's average cash incentive bonus for the three full fiscal years prior to the change in control event or the three full fiscal years prior to the year of termination, if greater (the "CIC Severance"); (ii) a prorated annual cash incentive bonus based on the NEO's annual bonus target amount for that fiscal year, prorated for the number of calendar months during which the executive was employed prior to termination (rounded up to the next whole month) (the "CIC Prorated Bonus"); (iii) accelerated vesting of all time-based equity awards held by the NEO; (iv) full acceleration of vesting of PSUs at target amounts prorated through the date of termination (rounded up to the next full year); (v) if the NEO is participating in the Company's group health plan immediately prior to the date of termination, payment of 24 months of COBRA premiums following termination; and (vi) outplacement services not to exceed a total value of $10,000. The CIC Severance will be paid (A) if the termination occurs within two years of the change in control, in a single lump sum within ten days following termination, and (B) if the termination occurs more than two years following a change in control, in twelve equal monthly installments following termination. The CIC Prorated Bonus will be payable (A) if the termination occurs within two years of the change in control, as soon as practicable following termination, and (B) if the termination occurs more than two years following a change in control, at the time annual bonuses are generally paid to other executives. In addition, each would be bound by two-year post-termination non-competition and non-solicitation covenants.

Under the terms of the NEO Employment Agreement for Mr. Leon, in the event that the NEO's employment is terminated by the Company without cause or the NEO resigns for good reason, in either case occurring on or after a change in control (as defined in the NEO Employment Agreement), the NEO will be entitled to receive: (i) continued base salary for one year; (ii) target annual cash incentive bonus for the year of termination, payable in twelve equal monthly installments following termination; (iii) a prorated annual cash incentive bonus based on actual Company performance for the entire fiscal year in which such termination occurs, prorated for the number of calendar months during which the NEO was employed prior to termination (rounded up to the next whole month), and paid at the time bonuses are generally paid to other executives; (iv) accelerated vesting of all time-based equity awards; (v) full acceleration of vesting of PSUs at target amounts prorated through the date of termination (rounded up to the next full year); (vi) if the NEO is participating in the Company's group health plan immediately prior to the date of termination and elects to continue coverage, reimbursement of 12 months of COBRA premiums following termination; and (vii) outplacement services not to exceed a total value of $10,000. Mr. Leon would be bound by two-year post-termination non-competition and non-solicitation covenants.

Estimated Potential Termination Payments and Benefits

The following table provides the estimated value of the payments and benefits that our NEOs would have been provided under the employment agreements, letter agreements, and other management agreements and policies described above that were in effect as of December 31, 2023 in connection with certain termination scenarios, assuming in each case that such termination had occurred on December 31, 2023 (and, if applicable, assuming that a change in control had occurred during 2023). The actual amounts that would be paid upon an NEO's termination of employment can be determined only at the time of such event.

NAME[1]	WITHOUT CAUSE OR GOOD REASON (NOT IN CONNECTION WITH A CHANGE IN CONTROL)[2]	DEATH OR DISABILITY[3]	TERMINATION IN CONNECTION WITH A CHANGE IN CONTROL[4]
William J. Christensen	$2,064,024	$2,220,000	$6,586,236
Julie C. Albrecht	$1,289,902	$1,120,000	$4,034,176
Kevin C. Lilly	$1,060,157	$920,000	$3,044,543
James S. Hayes	$832,829	$600,000	$2,143,720
Michael A. Leon	$589,879	$380,000	$1,228,337
Timothy R. Craven	$1,178,409	$0	$0

(1) None of the NEOs will receive any special benefits in the event of voluntary separation without good reason or termination for cause. Under standard plan provisions, the NEOs will continue to be eligible for benefits under the Company's medical and dental plans until the last day of the month in which termination occurs. The NEO would

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also receive pro-rata payment for bonus earned in the fiscal year prior to termination if that bonus has not been paid prior to the termination date. Any bonus earned in the year of termination is forfeited.

(2) Except as disclosed below, amounts in this column represent the cash and benefits to be paid to the NEO in the event of termination by the Company without cause or resignation with good reason (each as defined in the NEO's Employment Agreement). Except as disclosed below, for all NEOs, the severance benefits represent (i) one year of base salary, (ii) one year's target bonus, (iii) COBRA reimbursement for 12 months and (iv) accelerated vesting of one additional tranche of all unvested, pre-IPO and IPO grant stock options. Each of these executives also is entitled to a prorated portion of their 2023 bonus and outplacement services not to exceed $10,000. For Mr. Craven, includes $800,000 cash severance payment in accordance with Mr. Craven's Severance and Release Agreement, $38,359 (valuation of RSUs from February 23, 2021 grant) and $137,050 (valuation of RSUs from February 16, 2022), a lump sum payment of $175,000 for prorated target MIP bonus, $18,000 for the value of health care coverage for twelve months, and $10,000 for the value of outplacement services.

(3) Amounts in this column represent the bonus for the year of termination that each NEO would have received in the event of termination by death or disability.

(4) Amounts in this column represent the cash and benefits to be paid to the NEOs in the event of termination after a Change In Control (as defined in the NEO's Employment Agreement). These amounts represent for Messrs. Christensen, Hayes, Lilly and Craven and Ms. Albrecht (i) two times the sum of (x) the NEO's then-current base salary and (y) the NEO's average cash incentive bonus for the three full fiscal years prior to the change in control event (assumed paid at target for each year for purposes of this calculation); (ii) a prorated annual cash incentive bonus paid at target; (iii) accelerated vesting of (a) all time-based equity awards and (b) all PSUs at target amounts prorated through the date of termination; (iv) estimated payment for 24 months of COBRA premiums; and (v) outplacement services not to exceed a total value of $10,000. For Mr. Leon, the amount includes (i) his continued base salary for one year; (ii) target annual cash incentive bonus for the year; (iii) a prorated annual cash incentive bonus based at target; (iv) accelerated vesting of all time-based equity awards; (v) all PSUs at target amounts prorated through the date of termination; (vi) estimated payment for 12 months of COBRA premiums; and (vii) outplacement services not to exceed a total value of $10,000.

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Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance measures of the Company. For further information concerning our variable pay-for-performance compensation program and how the Company aligns executive compensation with performance, refer to the CD&A.

PAY VERSUS PERFORMANCE TABLE

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR FIRST CEO ($)[1]	COMPENSATION ACTUALLY PAID TO FIRST CEO ($)[2]	SUMMARY COMPENSATION TABLE TOTAL FOR SECOND CEO ($)[1]	COMPENSATION ACTUALLY PAID TO SECOND CEO ($)[2]	SUMMARY COMPENSATION TABLE TOTAL FOR THIRD CEO ($)[1]	COMPENSATION ACTUALLY PAID TO THIRD CEO ($)[2]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR OTHER NEOS ($)[3]	AVERAGE COMPENSATION ACTUALLY PAID TO OTHER NEOS ($)[3]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON: TSR($)	PEER GROUP TSR($)[4]	NET INCOME ($ in Millions)	ADJUSTED EBITDA[5] ($ in Millions)
2023	$5,780,285	$10,356,491	—	—	—	—	$2,512,596	$3,878,398	$80.65	$280.14	$62.44	$380
2022	$5,009,060	$3,946,571	$9,817,054	($2,462,392)	$2,115,630	$1,029,818	$2,209,605	($18,863)	$41.22	$144.32	$45.72	$349
2021	—	—	$7,514,917	$5,015,829	—	—	$1,807,233	$1,597,083	$112.60	$188.32	$168.82	$393
2020	—	—	$8,379,512	$8,200,281	—	—	$2,486,573	$3,367,679	$108.33	$128.34	$91.59	$446

(1) The dollar amounts reported in these columns are the amounts of total compensation reported for William Christensen (First CEO), who served as our CEO in December 2022 and in 2023; Gary Michel (Second CEO), who served as our CEO in 2020, 2021 and 2022 until August 2022; and Kevin Lilly (Third CEO), who served as our interim CEO from August 2022 until December 2022, as such amounts are shown in the "Total" column of the Summary Compensation Table for each respective fiscal year. Refer to the CD&A in this Proxy Statement for more information, as well as the CD&A in the 2023 Proxy Statement for compensation information for our former CEOs.

(2) The dollar amounts reported in these columns represent the amount of "compensation actually paid" to each of the CEOs (and, in the corresponding column, for the other NEOs (excluding the CEOs)), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to each of the CEOs (or, in the corresponding column, the other NEOs (excluding the CEOs)) during the applicable fiscal year. In accordance with the requirements of Item 402(v) of Regulation S-K, and as described in the table below, the following equity award adjustments (addition or subtraction from Summary Compensation Table total, as applicable) were made to each of the CEO's and each of the other NEO's (excluding the CEOs) total compensation for each year to determine the compensation actually paid. The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns, as applicable, in the Summary Compensation Table for the applicable fiscal year. To calculate "compensation actually paid" for our CEOs and average of our other NEOs, the following applied: (i) measurement date equity fair values are calculated with assumptions derived on a basis consistent with those used for grant date fair value purposes; (ii) restricted stock units are valued based on the closing stock price on the relevant measurement date; (iii) PSUs granted in 2020 are valued with an assumed a payout factor consisting of equally weighed performance targets of Adjusted EBITDA and free cash flow, and PSUs granted in 2021, 2022 and 2023 are valued with an assumed payout factor consisting of equally weighted performance targets of ROIC and TSR, consistent with the assumptions for ASC 718 purposes; and (iv) stock options are valued using a Black-Scholes option pricing model at the relevant measurement date, using assumptions consistent with those used for the grant date fair value purposes.

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YEAR	EXECUTIVE(S)	REPORTED SUMMARY COMPENSATION TABLE TOTAL ($)	REPORTED VALUE OF STOCK AWARDS ($)	REPORTED VALUE OF OPTION AWARDS ($)	YEAR-END FAIR VALUE OF OUTSTANDING AND UNVESTED EQUITY AWARDS ($)	YEAR-OVER-YEAR CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED EQUITY AWARDS ($)	CHANGE IN FAIR VALUE AT VESTING DATE VERSUS PRIOR YEAR-END ($)	FAIR VALUE AT PRIOR YEAR-END OF EQUITY AWARDS THAT FAILED TO MEET VESTING CONDITIONS ($)	COMPENSATION ACTUALLY PAID ($)
2023	First CEO	$5,780,285	($1,700,000)	—	$3,219,760	$2,209,264	$847,182	—	$10,356,491
	Other NEOs	$2,512,596	($931,006)	($216,216)	$2,085,092	$288,651	$139,281	—	$3,878,398
2022	First CEO	$5,009,060	($3,274,981)	($1,274,998)	$3,487,490	—	—	—	$3,946,571
	Second CEO	$9,817,054	($4,173,903)	($1,579,043)	—	($2,427,012)	$1,078,890	($5,178,378)	($2,462,392)
	Third CEO	$2,115,630	($851,473)	($148,495)	$378,526	($493,717)	$29,347	—	$1,029,818
	Other NEOs	$2,209,605	($1,008,842)	($236,559)	$382,486	($454,987)	($10,158)	($900,409)	($18,863)
2021	First CEO	—	—	—	—	—	—	—	—
	Second CEO	$7,514,917	($4,293,108)	($2,114,524)	$5,778,298	($2,101,196)	$231,441	—	$5,015,829
	Third CEO	—	—	—	—	—	—	—	—
	Other NEOs	$1,807,233	($713,520)	($332,974)	$943,968	($170,466)	$62,842	—	$1,597,083
2020	First CEO	—	—	—	—	—	—	—	—
	Second CEO	$8,379,512	($4,355,489)	($1,426,553)	$5,988,648	$75,340	($461,177)	—	$8,200,281
	Third CEO	—	—	—	—	—	—	—	—
	Other NEOs	$2,486,573	($1,242,795)	($150,780)	$2,233,246	$55,183	($13,748)	—	$3,367,679

(3) The names of each of the other NEOs (excluding the CEOs) included for purposes of calculating the average amounts in each applicable year are as follows: (i) Messrs. Linker, Craven and Castillo and Ms. Behnia in 2020; (ii) Messrs. Linker, Guernsey, Craven and Castillo and Ms. Behnia in 2021; (iii) Messrs. Linker, Guernsey, Craven, Castillo and Krause and Mses. Albrecht and Behnia in 2022; and (iv) Messrs. Craven, Hayes, Leon and Lilly and Ms. Albrecht in 2023, as shown in the Summary Compensation Table in the Proxy Statement for each respective fiscal year.

(4) For each respective fiscal year, represents the cumulative TSR of the Standard & Poor's 1500 Building Products Index.

(5) Represents Adjusted EBITDA from continuing operations for 2021, 2022 and 2023. The Company divested its Australasia business in July 2023. Adjusted EBITDA for 2020 includes the Company's former Australasia business. See Appendix A for a reconciliation of Net Income to Adjusted EBITDA from continuing operations for 2021, 2022 and 2023 and Net Income to Adjusted EBITDA for 2020, the most directly comparable GAAP financial measure.

RELATIONSHIP BETWEEN PAY AND PERFORMANCE

As described in more detail in the CD&A, the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes multiple performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay Versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. Below are graphs showing the relationship of "compensation actually paid" to our CEOs and the average of our other NEOs in 2020, 2021, 2022 and 2023 to (i) our TSR and our peer group TSR, (ii) net income and (iii) Adjusted EBITDA. The Company has determined that Adjusted EBITDA is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the Pay Versus Performance table) used by the Company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance.

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Compensation Actually Paid versus Adjusted EBITDA

2023 COMPANY FINANCIAL PERFORMANCE MEASURES

We believe in a holistic evaluation of our NEOs and use a mix of performance measures in our annual and long-term incentive programs designed to align executive compensation with the Company's performance and the interests of our stockholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are listed in the table to the right. Additional information on these measures and how they feature in our compensation plans can be found in our CD&A.

Most Important Performance Measures
Adjusted EBITDA Operating Cash Flow Relative TSR

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CEO Pay Ratio Disclosure

As required under the Dodd-Frank Act, we disclose annually the ratio of our median employee's annual total compensation to the annual total compensation of our CEO. Our CEO pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

IDENTIFYING THE MEDIAN EMPLOYEE

We identified a new "median employee" in 2023 given the divestiture of our Australasia business using a multistep process. First, we compiled our active, global employee population. As permitted under the *de minimis* exception, we excluded from the population employees in the following seven jurisdictions: Hungary (173), Czech Republic (139), Mexico (91), France (361), St. Kitts (50), Poland (18), and Norway (67). Excluding those employees, as of October 1, 2023, the Company had 17,184 full-time and part-time employees in 15 countries worldwide, including 10,016 employees in the United States and 7,168 employees outside the United States. This total excludes independent contractors and other individuals classified as non-employees in their respective jurisdictions based on our employment and payroll tax records.

To identify the median employee from our identified employee population, we next compiled for each employee "total cash compensation" consisting of (i) base pay (salary or gross wages for hourly employees), annualized for any permanent employees hired during the year and for all employees through the end of the year; (ii) bonuses and cash incentives paid; and (iii) cash commissions and similar payments. Compensation amounts were determined from our payroll systems in each jurisdiction. Payments not made in US dollars were converted to US dollars at the prevailing exchange rates on October 1, 2023. Our median employee was determined as the individual who earned total cash compensation at the midpoint of our global employee population.

CALCULATING THE 2023 CEO PAY RATIO

To determine the CEO to median employee pay ratio, we calculated 2023 total compensation for our median employee consistent with the methodology used to calculate 2023 total compensation of our CEO in the "Summary Compensation Table" and divided it into the CEO's total compensation. Based on this calculation, for 2023, our CEO received total annual compensation of $5,780,285 and our median employee received total annual compensation of $53,715, resulting in a CEO pay ratio of approximately 108:1. The SEC rules for identifying the median of our employees and calculating the pay ratio allow companies to use a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect a company's employee population and compensation practices. For that reason, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

P R O P O S A L   2 :

ADVISORY VOTE TO APPROVE COMPENSATION OF NEOs

The Board is requesting your advisory vote on our "say-on-pay" resolution. The affirmative vote of a majority of the votes cast is required to approve this proposal on a non-binding, advisory basis.

The Board is committed to excellence in corporate governance and recognizes the interest our stockholders have in our executive compensation program. As part of that commitment, and in accordance with the Exchange Act, our stockholders are being asked to approve a nonbinding, advisory resolution on the compensation of our NEOs, as reported in this Proxy Statement. As described in the Compensation Discussion and Analysis, beginning on page 30 of this Proxy Statement, we believe that our executive compensation program effectively aligns the interests of our executive officers with those of our stockholders by tying a significant portion of their compensation to JELD-WEN's performance and by providing a competitive level of compensation needed to recruit, retain and motivate talented executives critical to JELD-WEN's long-term success.

We are asking our stockholders to vote FOR, on an advisory basis, the following "say on pay" resolution:

> RESOLVED, that the compensation paid to the Company's named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC, including in the Compensation Discussion and Analysis, the compensation tables and narrative discussion, is hereby approved.

As an advisory vote, this proposal is not binding on the Company. However, the Compensation Committee and the Board value the opinions expressed by the Company's stockholders on this issue and will consider the outcome of this vote when making future compensation decisions for the NEOs. Our next advisory vote on our "say-on-pay" resolution will take place at the annual meeting of stockholders held in 2025.

Statement in Support

Through our ongoing stockholder engagement, we receive consistent feedback that our investors favor incentive compensation arrangements tied to specific performance measures that drive long-term performance and value creation. In addition, at our annual meeting of stockholders held in 2023, 93.75% of the votes cast on our say-on-pay proposal approved the compensation we paid to our executive officers. As a result of this stockholder support of our pay-for-performance compensation structure, among other considerations, the Committee decided not to implement any significant changes to our compensation programs in fiscal 2023, but to continue to focus our compensation program to incorporate performance elements directly linked to achievement of our long-term strategic goals.

Key features of our fiscal 2023 executive compensation program were:

- Approximately 34% of the annual long-term target equity opportunity for our NEOs (approximately 50% for our CEO) was delivered in the form of a performance-based stock award with payouts based on achievement against pre-established strategic performance metrics.
- Metrics for our performance-based stock awards were designed to align with our key strategic initiatives that drive long-term stockholder value.
- Our performance-based stock awards included a relative total stockholder return multiplier, to incentivize significant positive outperformance, thereby strengthening the alignment of the interests of our executive officers with the interests of our long-term stockholders.

Pay-for-Performance
100% Annual cash incentive tied to achievement of preset financial targets
34% Long-term target equity awards were performance-based stock awards tied to strategic metrics

 Our Board unanimously recommends that you vote **"FOR"** proposal 2 to approve, on an advisory basis, the compensation paid to our named executive officers.

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P R O P O S A L 3:

ADVISORY VOTE TO APPROVE THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

The Board is requesting your advisory vote on our "say-on-frequency" proposal and recommending that you vote to hold on an advisory vote on executive compensation "Every Year."

In accordance with Section 14A of the Exchange Act, the Board is seeking stockholders' views on how frequently the Company should submit future advisory "say-on-pay" votes on our executive compensation program, such as Proposal 2 of this Proxy Statement, for consideration by stockholders. Stockholders may cast an advisory vote on whether to hold future advisory "say-on-pay" votes every one, two or three years, or may abstain.

The Board believes holding an annual advisory vote on executive compensation is a best corporate governance practice and is consistent with its policy of seeking regular input from stockholders on the Company's executive compensation philosophy and practices. An annual advisory "say-on-pay" vote will allow the Company to respond most timely to vote results and stockholder feedback.

As an advisory vote, this proposal is not binding but rather will provide the Compensation Committee with stockholders' views on how frequently they desire to consider executive compensation. Although the vote is advisory, the Compensation Committee will take into account the outcome of the vote when considering how frequently the Company will submit executive compensation to a stockholders vote. Notwithstanding the outcome of the stockholders vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders or the adoption of material changes to compensation programs.

 Our Board unanimously recommends that you vote "**Every Year**" for proposal 3 to approve, on an advisory basis, that an advisory vote on the compensation paid to our named executive officers is held every year.

AUDIT COMMITTEE MATTERS

Independent Auditor's Fees and Services

The following is a description of the professional services performed and the fees billed or to be billed by PwC for the fiscal years ended December 31, 2023 and December 31, 2022.

(DOLLARS IN MILLIONS)	FISCAL YEAR ENDED DECEMBER 31, 2023	FISCAL YEAR ENDED DECEMBER 31, 2022
Audit Fees [1]	$7.3	$8.3
Audit-Related Fees	—	—
Tax Fees [2]	$0.4	$0.3
All Other Fees	—	—
Total	$7.7	$8.6

(1) Audit fees consist of fees and expenses billed or to be billed by PwC associated with the annual audit of our consolidated financial statements, the review of our periodic reports, accounting consultations and audits of statutory filings for certain foreign subsidiaries.

(2) Tax fees are fees and expenses billed or to be billed by PwC for domestic and international tax compliance and tax advice.

Audit Committee Pre-Approval of Audit and Non-Audit Related Services of Independent Auditor

The Audit Committee has adopted a Policy for Pre-Approval of Independent Auditor Services (the "Pre-Approval Policy") outlining the scope of services that PwC may provide to the Company. The Pre-Approval Policy sets forth guidelines and procedures the Company must follow when retaining PwC to perform audit, audit-related, tax and other services. The Pre-Approval Policy also specifies certain non-audit services that may not be performed by PwC under any circumstances. Pursuant to these guidelines, the Audit Committee approves fee thresholds annually for each of these categories, and services within these thresholds are deemed pre-approved. The Audit Committee has delegated authority to the Chair of the Audit Committee to pre-approve permitted audit and non-audit services between regularly scheduled quarterly Audit Committee meetings, provided that such pre-approvals are presented to the Audit Committee at its next scheduled meeting. All fees reported above were approved pursuant to the Pre-Approval Policy. The services provided by our independent auditor and related fees are discussed with the Audit Committee, and the Pre-Approval Policy is evaluated and updated periodically by the Audit Committee.

Report of the Audit Committee of the Board

The Audit Committee operates under a written charter adopted by the Board. The charter is available under the Governance section on the Company's website at *investors.jeld-wen.com*.

The Audit Committee is responsible for the oversight of the integrity of the Company's consolidated financial statements, the Company's system of internal controls over financial reporting, financial risk management, the qualifications and independence of the Company's independent auditor, the performance of the Company's internal auditors and independent auditor, and the Company's compliance with legal and regulatory requirements. Subject to ratification by the stockholders, the Audit Committee has the sole authority and responsibility to select, determine the compensation of, oversee, evaluate and, when appropriate, replace the Company's independent auditor.

The Audit Committee serves in an oversight capacity and is not part of the Company's managerial or operational decision-making process. Management is responsible for the financial reporting process, including the Company's system of internal controls, for

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the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and for the report on the Company's internal control over financial reporting. The Company's independent auditor is responsible for auditing those financial statements and expressing an opinion as to their conformity with such accounting principles and effectiveness of the Company's internal control over financial reporting. PwC was the Company's independent auditor in 2023. The Audit Committee's responsibility is to oversee the financial reporting process and to review and discuss management's report on the Company's internal controls over financial reporting. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by management, the internal auditors and the independent auditor.

During 2023, the Audit Committee, among other things:

- Reviewed and discussed the Company's quarterly earnings releases, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, including the consolidated financial statements;
- Reviewed and discussed the Company's policies and procedures for financial risk assessment and financial risk management and the major financial risk exposures of the Company and its business units, as appropriate;
- Reviewed and discussed the annual plan and the scope of work of the internal auditors for 2023 and summaries of the significant reports to management by the internal auditors;
- Reviewed and discussed with management the plans and progress against those plans for remediating any significant deficiencies in internal controls;
- Reviewed and discussed with management policies with respect to risk assessment and risk management;
- Provided input to the Compensation Committee regarding performance of key finance, internal control and risk management personnel;
- Reviewed and discussed with management their reports on the Company's policies regarding applicable legal and regulatory requirements;
- Reviewed and approved the Audit Committee's charter; and
- Met regularly with the Chief Financial Officer, Chief Accounting Officer, General Counsel, Chief Compliance Officer, the independent auditor and the internal auditors in separate executive sessions.

The Audit Committee has reviewed and discussed with management, the internal auditors and the independent auditor the audited consolidated financial statements for the year ended December 31, 2023 and the critical accounting policies that are set forth in the Company's Annual Report on Form 10-K.

The Audit Committee discussed with PwC matters that independent auditors must discuss with audit committees under generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (the "PCAOB"), including, among other things, matters related to the conduct of the audit of the Company's consolidated financial statements and the matters required to be discussed by Auditing Standard No. 1301 "Communications with Audit Committees," as adopted by the PCAOB. This review included a discussion with management and the independent auditor of the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures in the Company's consolidated financial statements, including the disclosures related to critical accounting policies.

PwC also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB and represented that it is independent from the Company. The Audit Committee discussed with PwC its independence from the Company and considered whether services it provided to the Company beyond those rendered in connection with its audit of the Company's annual consolidated financial statements included in its Annual Report on Form 10-K and reviews of the Company's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q were compatible with maintaining its independence. The Audit Committee also reviewed and pre-approved, among other things, the audit, audit-related, tax and other services performed by the independent auditor. The Audit Committee received regular updates on the amount of fees and scope of audit, audit-related, tax and other services provided.

Based on the Audit Committee's review and these meetings, discussions and reports discussed above, and subject to the limitations on its role and responsibilities referred to above and in the Audit Committee charter, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements for the year ended December 31, 2023 be included in the Company's Annual Report on Form 10-K for filing with the SEC. The Audit Committee also selected PwC as the Company's independent auditor for the year ending December 31, 2024, which it believes is in the best interest of the Company and its stockholders, and is presenting that selection to stockholders for ratification at the meeting.

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Members of the Audit Committee of the Board:

Tracey I. Joubert, Chair
Catherine A. Halligan
Suzanne L. Stefany
Steven E. Wynne

58 / JELD-WEN PROXY STATEMENT 2024

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PROPOSAL 4:

RATIFICATION OF SELECTION OF INDEPENDENT AUDITOR FOR 2024

The Audit Committee has selected PwC as JELD-WEN's independent auditor for 2024. As a matter of good corporate governance and because the Board considers the selection of the independent auditor to be an important matter of stockholder concern, the Board asks that stockholders ratify the selection of PwC as the Company's independent auditor. The affirmative vote of a majority of the votes cast is required to approve this proposal.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor retained to audit JELD-WEN's financial statements and internal controls over financial reporting. The Committee conducts a comprehensive annual evaluation of the independent auditor's qualifications, performance and independence. The Committee considers whether the independent auditor should be rotated and considers the advisability and potential impact of selecting a different independent auditor. In evaluating and selecting the Company's independent auditor, the Audit Committee considers, among other things, historical and recent performance of the current independent audit firm, an analysis of known significant legal or regulatory proceedings related to the firm, external data on audit quality and performance, including recent PCAOB reports, industry experience, audit fee revenues, firm capabilities and audit approach, and the independence and tenure of the audit firm.

The Audit Committee selected, and the Board ratified the selection of, PwC to serve as our independent auditor for 2024. PwC has been JELD-WEN's auditor since 2000.

In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit services to our company. For lead and concurring review audit partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of the lead audit partner under this rotation policy involves a meeting between the Chair of the Audit Committee and the candidate for the role, as well as discussion by the full Committee and with management. Due to the rotation requirements, JELD-WEN engaged a new audit partner at PwC in 2023.

The Audit Committee and the Board believe that the continued retention of PwC as our independent auditor is in the best interests of JELD-WEN and our stockholders, and we are asking our stockholders to ratify the selection of PwC as our independent auditor for 2024. Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of PwC to our stockholders for ratification because we value our stockholders' views on JELD-WEN's independent auditor and as a matter of good corporate practice. In the event that our stockholders fail to ratify the selection, it will be considered a recommendation to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee may in its discretion select a different independent auditor at any time during the year if it determines that such a change would be in the best interests of JELD-WEN and our stockholders.

We expect representatives of PwC to attend the Annual Meeting and be available to answer questions. They also will have the opportunity to make a statement if they desire to do so.

 Our Board unanimously recommends that you vote "**FOR**" the ratification of PwC as the Company's independent auditor for 2024.

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INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Questions and Answers About the Annual Meeting

Why am I receiving these materials?

You are receiving these materials because, at the close of business on February 27, 2024 (the "Record Date"), you owned shares of the Company's common stock, $0.01 par value per share. All stockholders of record on the Record Date are entitled to virtually attend and vote at the Annual Meeting.

Each share of our common stock is entitled to vote at the Annual Meeting. As of the Record Date, we had 85,974,164 shares of common stock outstanding. With respect to all matters submitted for vote at the Annual Meeting, each share of common stock is entitled to one vote.

What is a proxy?

A "proxy" is your legal designation of another person to vote the stock you own in the manner you direct. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. All shares represented by valid proxies received and not revoked before the Annual Meeting will be voted at the Annual Meeting in accordance with the stockholder's specific voting instructions.

The Board is soliciting proxies for use at the Annual Meeting and has designated James Hayes and Willie White to serve as proxies for the Annual Meeting, or any postponements or adjournments of the meeting. We have retained Innisfree M&A Incorporated for a fee of $15,000, plus reasonable out-of-pocket expenses, to help us solicit proxies from brokers, bank nominees and other institutional owners.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

The SEC rules allow companies to choose the method for delivery of proxy materials to stockholders. The Company has elected to mail a Notice of Internet Availability of Proxy Materials, rather than send a full set of these materials in the mail. The Notice of Internet Availability of Proxy Materials were sent to stockholders beginning on or about March 14, 2024, and the proxy materials were posted in the Financials section of the Company's website, *investors.jeld-wen.com*, and on the website referenced in the Notice of Internet Availability of Proxy Materials on or around the same day. Utilizing this method of

proxy delivery expedites receipt of proxy materials by the Company's stockholders and lowers the Company's costs. All stockholders will have the ability to access, and receive instructions on how to access, the proxy materials over the Internet or request a printed set of the proxy materials, if desired. The Notice of Internet Availability of Proxy Materials also provides instructions on how to vote using the Internet. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Stockholders of Record. If your shares are registered in your name with our transfer agent, Equiniti Trust Company, LLC, you are a stockholder of record with respect to those shares and the Notice of Internet Availability of Proxy Materials or the proxy materials were sent directly to you by Broadridge Financial Solutions, Inc. ("Broadridge").

Beneficial Owners. If you hold your shares in an account at a bank or broker, then you are the beneficial owner of shares held in "street name." The Notice of Internet Availability of Proxy Materials or proxy materials were forwarded to you by your bank or broker, who is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your bank or broker on how to vote the shares held in your account.

How can I access the proxy materials for the Annual Meeting?

Stockholders may access the proxy materials, which include the Notice of Annual Meeting of Stockholders, Proxy Statement (including a form of proxy card) and 2023 Annual Report on the Internet at *www.proxyvote.com*. You can also request a paper copy of the proxy materials be mailed to you free of charge via the Internet (at *www.proxyvote.com*), by telephone (toll-free at 800-579-1639) or by sending an email to *sendmaterial@proxyvote.com* and referencing the 16-digit number on the Notice of Internet Availability of Proxy Materials that you received. Instead of receiving future copies of our proxy materials by mail, you can elect to receive an e-mail that will provide electronic links to these documents. Opting to receive your proxy materials online will save the cost of

producing and mailing documents to your home or business, will give you an electronic link to the proxy voting site and will help preserve environmental resources.

Stockholders of Record. You may elect to receive future proxy materials electronically at *www.proxyvote.com*.

Beneficial Owners. If you hold your shares in a bank or brokerage account, you also may have the opportunity to receive the proxy materials electronically. Please check the information provided in the proxy materials you receive from your bank or broker regarding the availability of this service.

What matters am I voting on, how may I vote on each matter, and how does the Board recommend that I vote on each matter?

The below table sets forth each of the matters you are being asked to vote on, the standard for determining the outcome of the vote, how you may vote on each proposal and how the Board recommends that you vote on each proposal. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of the vote required under our Bylaws.

MATTER TO BE VOTED UPON	HOW MAY I VOTE?	HOW DOES THE BOARD RECOMMEND THAT I VOTE?
1. The election of ten director nominees identified in this Proxy Statement as described in Proposal One. Each director must be elected by a **plurality** of the votes cast. A plurality means that the nominees with the largest number of votes "FOR" are elected as directors up to the maximum number of directors to be elected at the Annual Meeting.	You may (i) vote **FOR** the election of all director nominees named herein; (ii) **WITHHOLD** authority to vote for all such director nominees; or (iii) vote **FOR** the election of some director nominees and **WITHHOLD** authority to vote for specific director nominees by so indicating in the space provided on the proxy. If you **WITHHOLD** your vote, your shares will not be considered to have been voted and will have no effect on the vote on this matter.	The Board recommends that you vote **FOR** all ten director nominees.
2. The approval, on a nonbinding, advisory basis, of the compensation of our named executive officers. The affirmative vote of a **majority** of the votes cast affirmatively or negatively is required to approve this advisory proposal, meaning that only votes cast "FOR" or "AGAINST" the proposal will be counted in determining the outcome.	You may vote **FOR** or **AGAINST** the advisory vote on the compensation of our named executive officers, or you may indicate that you wish to **ABSTAIN** from voting on the matter. An abstention will have no effect on the vote on this matter.	The Board recommends that you vote **FOR** the approval, on an advisory basis, of the Company's executive compensation.
3. The approval, on a nonbinding, advisory basis, the frequency of future advisory votes on executive compensation. The frequency receiving the most votes cast (the **plurality**) will be deemed to be the frequency preferred by the stockholders on this advisory proposal.	You may vote for the Company to seek an advisory vote on executive compensation **EVERY YEAR**, **TWO YEARS**, or **THREE YEARS**, or you may indicate that you wish to **ABSTAIN** from voting on the matter. An abstention will have no effect on the vote on this matter.	The Board recommends that you vote for the Company to seek an advisory vote on executive compensation **EVERY YEAR**.
4. The ratification of PwC as the Company's independent auditor for 2024. The affirmative vote of a **majority** of the votes cast affirmatively or negatively is required to approve this proposal, meaning that only votes cast "FOR" or "AGAINST" the proposal will be counted in determining the outcome.	You may vote **FOR** or **AGAINST** the ratification of PwC, or you may indicate that you wish to **ABSTAIN** from voting on the matter. An abstention will have no effect on the vote on this matter.	The Board recommends that you vote **FOR** the ratification of PwC as the Company's independent auditor for 2024.

Other matters that may properly come before the Annual Meeting may require more than a majority vote under the laws of Delaware or other applicable laws.

How do I vote if I am a stockholder of record?

As a stockholder of record, you may vote your shares in any one of the following ways:

- Call the toll-free number shown on the proxy card;
- Vote, in advance of the Annual Meeting, on the Internet on the website shown on the proxy card;
- Mark, sign, date and return the enclosed proxy card in the postage-paid envelope; or

- Vote online at the Annual Meeting by following the instructions at www.virtualshareholdermeeting.com/JELD2024.

Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote. Returning the proxy card or voting by telephone or online in advance of the Annual Meeting will not affect your right to virtually attend the Annual Meeting and vote online at the Annual Meeting.

How do I vote if I am a beneficial owner?

As the beneficial owner, you have the right to direct your bank or broker how to vote your shares by following the instructions that your bank or broker sent to you. You will receive, or be provided access to, proxy materials and voting instructions for each account that you have with a bank or broker. As a beneficial owner, if you wish to change the directions that you have provided your bank or broker, you should follow the instructions that your bank or broker sent to you.

As a beneficial owner, you are also invited to virtually attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares online at the Annual Meeting unless you obtain in advance a signed legal proxy from your bank or broker giving you the right to vote the shares and follow the instructions at www.virtualshareholdermeeting.com/JELD2024.

What if I return my proxy card or vote by Internet or phone but do not specify how I want to vote?

Stockholders of Record. If you are a stockholder of record and sign and return your proxy card or complete the online or telephone voting procedures, but do not specify how you want to vote your shares, we will vote them in accordance with the recommendations of the Board, as follows:

- FOR the election of the ten director nominees;
- FOR the approval, on an advisory basis, of the compensation of our named executive officers;

- FOR the Company seeking an advisory vote on executive compensation EVERY YEAR; and
- FOR the ratification of PwC as our independent auditor for 2024.

Beneficial Owners. If you sign your voting card with no further instructions and you are a beneficial owner, then please see the response to the question immediately below for a description of how your shares will be voted.

What is the effect of broker non-votes, abstentions and withheld votes?

Under the rules of the NYSE, if you are a beneficial owner of shares held in street name, your bank or broker has discretion to vote only on certain "routine" matters without your voting instructions. The only "routine" proposal you are being asked to vote on at the Annual Meeting is the ratification of PwC as the Company's independent auditor for the fiscal year ending December 31, 2024 (Proposal Four). Your bank or broker will not be permitted to vote your shares on any of the other proposals at the Annual Meeting unless you provide proper voting instructions. Accordingly, stockholders are urged to give their bank or broker instructions on voting their shares on all matters.

Our Bylaws require that elections of directors (Proposal One) be determined by a plurality of the votes cast. Abstentions, withheld votes and broker non-votes have no effect on the

proposal for the election of directors. Any non-employee director nominee who does not receive the affirmative vote of the majority of votes cast must promptly tender their resignation from the Board. The frequency of future advisory votes on executive compensation (Proposal Three) will be determined by a plurality of the votes cast.

The affirmative vote of a majority of the votes cast affirmatively or negatively is required to approve the compensation of the Company's named executive officers on an advisory basis (Proposal Two) and the ratification of PwC as the Company's independent auditor for the fiscal year ending December 31, 2024 (Proposal Four). Abstentions and broker non-votes will have no effect on the outcome of Proposals Two, Three and Four.

How do I vote Plan Shares?

If you are a participant in the JELD-WEN Employee Stock Ownership and Retirement Plan ("ESOP") and/or JELD-WEN KSOP ("KSOP"; together with the ESOP, each a "Plan"), you will receive a voting card that will permit you to instruct the administrator of the Plan how to vote the shares of common stock credited to your account(s) and held in a Plan on February 27, 2024.

The administrator, as custodian of the Plan's assets and stockholder of record, will vote these shares in accordance with your instructions to the Plan administrator. The Plan administrator will vote uninstructed shares proportionally to vote instructions received.

What can I do if I change my mind after I vote?

Stockholders of Record. If you are a stockholder of record, you can revoke your proxy before it is exercised by:

- Written notice of revocation to JELD-WEN Holding, Inc., 2645 Silver Crescent Drive, Charlotte, North Carolina 28273, Attention: Corporate Secretary;
- Timely delivery of a valid, later-dated proxy or a later-dated online vote or vote by telephone; or
- Virtually attending the Annual Meeting and voting electronically by ballot online by following the instructions at www.virtualshareholdermeeting.com/JELD2024.

Beneficial Owners. If you are a beneficial owner of shares but not the stockholder of record, you may submit new voting instructions by contacting your bank or broker. You may also vote online at the Annual Meeting if you obtain a legal proxy as described in the answer to the question "*How do I vote if I am a beneficial owner?*" above. All shares represented by valid proxies received and not revoked will be voted at the Annual Meeting in accordance with the stockholder's specific voting instructions.

How can I virtually attend the Annual Meeting?

You are entitled to virtually attend the Annual Meeting only if you were a stockholder of record as of the Record Date or you hold a valid legal proxy for the Annual Meeting as described in the answer to the previous question, by logging in at www.virtualshareholdermeeting.com/JELD2024. To log in, you will need the 16-digit control number provided on your proxy card or voting instruction form. Attendees will be required to comply with meeting guidelines and procedures available at www.virtualshareholdermeeting.com/JELD2024.

What votes need to be present to hold the Annual Meeting?

Under our Bylaws, a quorum will exist at the Annual Meeting if stockholders holding a majority of the shares entitled to vote at the Annual Meeting are present in person or by proxy. Stockholders of record who return a proxy or vote in person at the meeting will be considered part of the quorum.

Abstentions, withheld votes and broker non-votes are counted as "present" for determining a quorum. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of quorum at the meeting.

Who will count the votes?

American Election Services, LLC ("AES") will act as the inspector of elections and count the votes.

Where can I find the voting results?

We will announce the preliminary voting results at the Annual Meeting. We will also publish voting results in a current report on Form 8-K that we will file with the SEC after the Annual Meeting. If on the date of this Form 8-K filing the inspector of election for the Annual Meeting has not certified the voting results as final, we will note in the filing that the results are preliminary and publish the final results in a subsequent amendment on Form 8-K/A filing within four business days after the final voting results are known.

Who will pay the costs of soliciting these proxies?

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of the Notice of Internet Availability of Proxy Materials, or a full set of the proxy materials (including the Proxy Statement, the 2023 Annual Report and proxy card), as applicable, and any additional information furnished to stockholders. Broadridge will assist us in distribution of the proxy materials and AES will provide voting and tabulation services for the Annual Meeting.

We may reimburse banks, brokers, custodians and nominees for their reasonable costs of forwarding proxy materials to beneficial owners. Original solicitation of proxies may be supplemented by electronic means, mail, facsimile, telephone or personal solicitation by our directors, officers or other employees. No additional compensation will be paid to our directors, officers, or other employees for such services.

Are you "householding" for stockholders sharing the same address?

The SEC's rules permit us to deliver a single copy of the Notice of Internet Availability of Proxy Materials, or a full set of the proxy materials, as applicable, to an address that two or more stockholders share. This method of delivery is referred to as "householding" and can significantly reduce our printing and mailing costs. It also reduces the volume of mail that you receive. We will deliver only one Notice of Internet Availability of Proxy Materials, or a full set of the proxy materials (including the Proxy Statement, the 2023 Annual Report and proxy card with postage-paid envelope), as applicable, to multiple registered stockholders sharing an address, unless we receive instructions to the contrary from one or more of the stockholders at the address or telephone number below.

If printed copies of proxy materials are requested, we will still send each stockholder an individual proxy card.

If you did not receive an individual copy of the Notice of Internet Availability of Proxy Materials, or a full set of the proxy materials, as applicable, we will send copies to you if you contact us at JELD-WEN Holding, Inc., 2645 Silver Crescent Drive, Charlotte, North Carolina 28273, Attention: Corporate Secretary or by telephone at (877) 592-7575. If you and other residents at your address received multiple copies of the Notice of Internet Availability of Proxy Materials and desire to receive only a single copy of these materials, you may contact your bank or broker or contact us at the above address or telephone number.

What is the deadline for stockholders to propose actions for consideration at the 2025 Annual Meeting of Stockholders?

Stockholder Proposals to be Considered for Inclusion in the Company's 2025 Proxy Materials. To be considered for inclusion in our proxy statement for our 2025 Annual Meeting of Stockholders, stockholder proposals submitted pursuant to SEC Rule 14a-8 must be received by or before close of business on Thursday, November 14, 2024 and be submitted in accordance with Rule 14a-8 and the Company's Bylaws. These stockholder proposals must be in writing and received by the deadline described above at our principal executive offices at JELD-WEN Holding, Inc., 2645 Silver Crescent Drive, Charlotte, North Carolina 28273, Attention: Corporate Secretary. If we do not receive a stockholder proposal by the deadline described above, the proposal may be excluded from our proxy statement for our 2025 Annual Meeting of Stockholders.

Other Stockholder Proposals for Presentation at the 2025 Annual Meeting of Stockholders. A stockholder proposal that is not submitted for inclusion in our 2025 proxy materials but is instead intended to be presented at the 2025 Annual Meeting of Stockholders, or that intends to submit a candidate for nomination as director at the 2025 Annual Meeting of Stockholders, must comply with the "advance notice" deadlines in our Bylaws. As such, notice of such business or nominations must be delivered to the Company not later than the close of business on the 45th day, nor earlier than the close of business on the 75th day, prior to the one-year anniversary of March 14, 2024, the date on which the 2024 Proxy Materials were first mailed, as set forth more fully in our Bylaws, and must comply with the other requirements set forth in our Bylaws. Such notices must be in writing and received within the "advance notice" deadlines described above at our principal executive office: JELD-WEN Holding, Inc., 2645 Silver Crescent Drive, Charlotte, North Carolina 28273, Attention: Corporate Secretary.

Whom should I call if I have any questions?

If you have any questions about your ownership of Company voting stock, please contact our transfer agent at:

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, New York 10005
Internet: www.equiniti.com
Telephone: (800) 468-9716
Email: helpAST@equiniti.com
(reference JELD-WEN Holding, Inc. in the subject line)

If you have any questions about voting or the Annual Meeting, please contact the Company's Shareholder Services team at:

JELD-WEN Holding, Inc. Shareholder Services
2645 Silver Crescent Drive
Charlotte, North Carolina 28273
Toll Free: (877) 592-7575
Fax: (704) 246-5009
Email: ShareholderServices@jeldwen.com

PROXY
SUMMARY

CORPORATE
GOVERNANCE

BOARD
OF DIRECTORS

COMPENSATION
OF EXECUTIVE
OFFICERS

AUDIT
COMMITTEE
MATTERS

ANNUAL
MEETING AND
VOTING INFO

Incorporation by Reference

The Audit Committee Report and the Compensation Committee Report shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing. In addition, the information contained on, or that can be accessed through, our website is not part of this Proxy Statement and references to our website addresses in this Proxy Statement are inactive textual references only.

Access to Reports and Other Information

We file or furnish our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and other documents electronically with the SEC under the Exchange Act. You may obtain such reports from the SEC's website at www.sec.gov.

Our website is *investors.jeld-wen.com*. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and other documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Corporate Governance Guidelines, Code of Business Conduct and Board committee charters are also available on our website. We will provide, free of charge, a copy of any of our corporate documents listed above upon written request to JELD-WEN Holding, Inc. Attention: Corporate Secretary, at 2645 Silver Crescent Drive, Charlotte, North Carolina 28273. References to our website in this Proxy Statement are inactive textual references only and the contents of our website are not incorporated by reference into this Proxy Statement for any purpose.

List of Company Stockholders

A list of our stockholders as of February 27, 2024, the record date for the Annual Meeting, will be available for inspection at our corporate headquarters during ordinary business hours throughout the 10-day period prior to the Annual Meeting.

To access the list of stockholders during the Annual Meeting, please visit www.virtualshareholdermeeting.com/JELD2024 and enter the control number provided on your proxy card or voting instruction form.

Other Matters That May Come Before the Annual Meeting

We do not know of any other matters that will be considered at the Annual Meeting. However, if any other proper business should come before the meeting, the persons named on the proxy card will have discretionary authority to vote according to their best judgment to the extent permitted by applicable law.

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APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Reconciliations of Net Income to Adjusted EBITDA from continuing operations are as follows:

(AMOUNTS IN THOUSANDS)	YEAR ENDED		
	2023	2022	2021
Income from continuing operations, net of tax	$25,235	$12,223	$131,322
Income tax expense [1]	63,339	18,041	19,636
Depreciation and amortization [2]	134,996	113,132	116,355
Interest expense, net	72,258	82,505	76,788
Special items:			
Net legal and professional expenses and settlements [3]	28,184	(287)	15,598
Goodwill impairment [4]	—	54,885	—
Restructuring and asset related charges [5]	35,741	17,622	2,556
Other facility closure, consolidation, and related costs and adjustments [6]	2,237	18,891	2,326
M&A related costs [7]	6,575	9,752	5,206
Net (gain) loss on sale of property and equipment [8]	(10,523)	(8,036)	2,086
Loss on extinguishment of debt [9]	6,487	—	1,342
Share-based compensation expense [10]	17,477	14,577	19,988
Pension settlement charge [11]	4,349	—	—
Non-cash foreign exchange transaction/translation loss (income) [12]	595	12,437	(10,421)
Other special items [13]	(6,511)	3,105	9,992
Adjusted EBITDA from continuing operations	$380,439	$348,847	$392,774

(1) Income tax expense in twelve months ended December 31, 2023 includes an increase in valuation allowance against foreign net operating loss carryforwards of $30.0 million. (2) Depreciation and amortization expense in the year ended December 31, 2023 includes accelerated amortization of $14.1 million in Corporate and unallocated costs for an ERP system that we intend to not utilize upon completion of the JW Australia Transition Services Agreement period. In addition, the year ended December 31, 2023 includes accelerated depreciation of $9.1 million in North America from reviews of equipment capacity optimization. (3) Net legal and professional expenses and settlements include: (i) in the year ended December 31, 2023, $26.1 million in strategic transformation expenses; (ii) in the year ended December 31, 2022, ($10.5) million of income resulting from a legal settlement, partially offset by $3.9 million in legal expenses relating primarily to litigation, and $3.8 million in strategic transformation expenses; (iii) in the year ended December 31, 2021, $14.4 million in legal fees and settlements relating primarily to litigation. (4) Goodwill impairment consists of goodwill impairment charges associated with our Europe reporting unit. (5) Represents severance, accelerated depreciation, equipment relocation and other expenses directly incurred as a result of restructuring events. The restructuring charges primarily relate to charges incurred to change the operating structure, eliminate certain roles, and close certain manufacturing facilities in our North America and Europe segments. (6) Other facility closure, consolidation, and related costs and adjustments that do not meet the U.S. GAAP definition of restructuring, primarily related to the closure of certain facilities. (7) M&A related costs consists primarily of legal and professional expenses related to the planned disposition of Towanda. (8) Represents net (gain) loss on sales of property and equipment, primarily in the United Kingdom, Australia, and Klamath Falls, Oregon in the year ended December 31, 2023, and Phoenix, Arizona in the year ended December 31, 2022. (9) Loss on extinguishment of debt of $6.5 million is related to the redemption of $250.0 million of our 6.25% Senior Secured Notes and $200.0 million of our 4.63% Senior Notes. (10) Represents non-cash equity-based compensation expense related to the issuance of share-based awards. (11) Represents a settlement loss associated with our U.S. defined benefit pension plan resulting from a one-time lump sum payment offered to pension plan participants. Refer to Note 26 - *Employee Retirement and Pension Benefits* in our 2023 Form 10-K for additional information. (12) Non-cash foreign exchange transaction/translation loss (income) primarily associated with fair value

adjustments of foreign currency derivatives and revaluation of intercompany balances. (13) Other special items not core to ongoing business activity include: (i) in the year ended December 31, 2023, ($3.1) million in income from short-term investments as well as forward contracts related to the JW Australia divestiture in Corporate and unallocated costs, and ($2.8) million in adjustments to compensation and non-income taxes associated with exercises of legacy equity awards in our Europe segment; (ii) in the year ended December 31, 2022, $3.3 million relating primarily to exit costs for executives in Corporate and unallocated costs, and ($2.0) million relating to a credit received for overpayment of utility expenses in our North America segment; and (iii) in the year ended December 31, 2021, $4.2 million in compensation and taxes associated with exercises of legacy equity awards in our Europe segment, and $3.8 million in expenses related to environmental matters and $1.3 million in expenses related to fire damage and downtime at one of our facilities in our North America segment.

Reconciliation of Net Income to Adjusted EBITDA for 2020 is as follow:

	YEAR ENDED
(AMOUNTS IN THOUSANDS)	2020
Net income [1]	$ 91,586
Income tax expense	25,089
Depreciation and amortization	134,623
Interest expense, net	74,800
Goodwill impairment	—
Restructuring and asset related charges, net	10,469
Net (gain) loss on sale of property and equipment	(4,153)
Share-based compensation expense	16,399
Non-cash foreign exchange transaction/translation loss (income)	12,904
Other items [2]	84,697
Adjusted EBITDA [1]	$446,414

(1) Net Income and Adjusted EBITDA for 2020 include the Company's former Australasia business segment, which the Company divested in July 2023.

(2) Other non-recurring items not core to ongoing business activity include: (i) in the year ended December 31, 2020 (1) $67,130 in legal and professional expenses, relating primarily to litigation, (2) $7,467 in expenses related to environmental matters, (3) $6,987 facility closure, consolidation, startup and other related costs, (4) $1,235 in one-time lease termination charges, and (5) $1,142 of realized losses on hedges of intercompany notes.

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01/15/24